Exhibit 2.1

PURCHASE AND SALE AGREEMENT

between

INTERGEN (NORTH AMERICA), INC.

("Seller")

and

KINDER MORGAN ENERGY PARTNERS, L.P.

("Buyer")

dated

December 15, 2001

-i-

Table of Contents
(continued)

-ii-

Table of Contents
(continued)

-iii-

EXHIBITS

Exhibit 3.2(b)(i)	Assignment of LLC Interests
Exhibit 3.2(c)(i)	Interim Services Agreement (Shell Gas Gathering LLC)
Exhibit 3.2(d)	Indemnity Agreement
Exhibit 3.2(e)(i)	Use and Operating Agreement
Exhibit 3.2(e)(ii)	Natural Gas Purchase/Sale Agreement (TGPL)
Exhibit 3.2(e)(iii)	Intrastate Gas Transportation Agreement (TGPL)
Exhibit 3.2(e)(iv)	311 Transportation Agreement (TGPL)
Exhibit 3.2(e)(v)	Intrastate Gas Transportation Agreement (TSC)
Exhibit 3.2(e)(vi)	Interruptible Transportation Agreement (TSC)
Exhibit 3.2(f)	SWEPI Letter Agreement
Exhibit 3.2(g)	Pipeline Expansion Agreement
Exhibit 7.7	Assumption of Guaranty Agreements

SCHEDULES

Schedule 1.1(a)	Company Guarantees
Schedule 1.1(b)	Company Subsidiaries
Schedule 1.1(c)	Seller's Knowledge
Schedule 1.1(d)	Buyer's Knowledge
Schedule 1.1(e)	Knowledge Procedures
Schedule 1.1(f)	Marketing Companies
Schedule 1.1(g)	Purchase Money Liens/Capital Leases
Schedule 1.1(h)	Retained Liabilities
Schedule 1.1(i)	Retained Marks
Schedule 1.1(j)	Assumed CGM Obligations
Schedule 2.4	Working Capital Calculation Methodology
Schedule 2.5	Purchase Price Allocation
Schedule 4.2(a)	List of Tejas Companies
Schedule 4.2(b)	Qualification
Schedule 4.2(c)	Encumbrances to Ownership of Equity
Schedule 4.2(d)	Options and Rights to Acquire Equity
Schedule 4.5	No Conflict
Schedule 4.6	Part A – Required Consents; Part B- Other Consents
Schedule 4.7	Permits and Permit Proceedings
Schedule 4.8(a)	September 30, 2001 Financial Statements
Schedule 4.8(b)	December 31, 2000 Financial Statements
Schedule 4.8(c)	Exceptions to Balance Sheets
Schedule 4.8(d)	Exceptions to Financial Statements
Schedule 4.9(a)	Absence of Certain Changes
Schedule 4.9(b)	Exceptions to Conduct of Business
Schedule 4.9(c)	Increase in Compensation/Benefits
Schedule 4.10	Tax Matters
Schedule 4.11	Compliance with Applicable Laws
Schedule 4.12	Legal Proceedings

  -iv-

Schedule 4.13(a)	Personal Property Title Exceptions
Schedule 4.13(b)	Real Property Title Exceptions
Schedule 4.13(c)	Leased Real Property and Lease Defaults
Schedule 4.13(d)	Right-of-Way Personnel
Schedule 4.14(a)	Material Sale, Processing, Treating and Transportation Contracts
Schedule 4.14(b)	Debt
Schedule 4.14(c)	Joint Ventures
Schedule 4.14(d)	Certain Hydrocarbon Purchase Agreements
Schedule 4.14(e)	Gas Storage and Firm Transportation Agreements
Schedule 4.14(f)	Guaranty and Credit Support
Schedule 4.14(g)	Other Material Contracts
Schedule 4.14(h)	Validity of Material Contracts
Schedule 4.14(i)	Intercompany Agreements
Schedule 4.14(j)	Noncompetition
Schedule 4.15(a)	Benefit Plans
Schedule 4.15(b)	Collective Bargaining Agreements/Labor Matters
Schedule 4.16	Environmental Matters
Schedule 4.17	Insurance
Schedule 4.18	Seller Brokerage Fees
Schedule 4.19(a)	Regulatory Status
Schedule 5.4	Consents and Approvals – Buyer
Schedule 5.7	Buyer Brokerage Fees
Schedule 6.2	Pre-Closing Restrictions
Schedule 7.6	Excluded Assets
Schedule 7.10(a)	Intercompany Payables That Continue
Schedule 7.10(b)	Intercompany Contracts That Continue
Schedule 7.13(b)	Related Business Contracts
Schedule 9.5	Continuing Encumbrances on Equity Interests
Schedule 12.2(d)	Designated Legal Actions

-v-

PURCHASE AND SALE AGREEMENT

     THIS PURCHASE AND SALE AGREEMENT (this "Agreement") dated as of December 15, 2001, between INTERGEN (NORTH AMERICA), INC., a Delaware corporation ("Seller"), and KINDER MORGAN ENERGY PARTNERS, L.P., a Delaware limited partnership ("Buyer"), as follows:

Recitals:

     A.   Tejas Gas, LLC, a Delaware limited liability company and wholly-owned subsidiary of Seller (the "Company"), owns and operates an intrastate natural gas pipeline and storage system in the State of Texas generally known as the "Tejas Gas System";

     B.   Affiliates of the Seller own and operate certain natural gas marketing companies (defined below as the "Marketing Companies"), which engage in the purchase, sale and trading of natural gas for and on behalf of the Company and the Tejas Gas System;

     C.   Seller desires to sell to Buyer and Buyer desires to purchase from Seller and its Affiliates all of the issued and outstanding equity interests in the Company (the "LLC Interests") and all of the issued and outstanding equity interests in the Marketing Companies (the "Marketing Company Interests") upon and subject to the terms and subject to the conditions in this Agreement; and

     D.   Seller contemplates that the Marketing Company Interests will be transferred to the Company prior to the Closing and that, at the Closing, Seller will assign, transfer and convey the LLC Interests to Buyer.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

     1.1  Defined Terms. As used in this Agreement, each of the following terms shall have the meaning given to it below:

     "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, "control" means, when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms "controlling" and "controlled" have correlative meanings.

     "Aged Accounts Receivable" has the meaning assigned to such term in Section 7.14.

     "Agreement" means this Purchase and Sale Agreement, as the same may be amended or supplemented from time to time.

     "Antitrust Regulatory Authorities" means the Federal Trade Commission and the Department of Justice.

     "Asset Allocation" has the meaning assigned to such term in Section 2.5.

     "Assumed CGM Obligations" shall mean the liabilities and obligations set forth on Schedule 1.1(j) hereof.

     "Balance Sheet" has the meaning assigned to such term in Section 4.8.

     "Balance Sheet Date" means September 30, 2001.

     "Base Purchase Price" means Seven Hundred Fifty Million Dollars ($750,000,000).

     "Benefit Plan" means any employee benefit plan or arrangement, including any stock purchase, stock option, stock bonus, stock ownership, phantom stock or other stock or equity plan, pension, profit sharing, bonus, deferred compensation, incentive compensation, severance or termination pay, hospitalization or other medical or dental, life or other insurance, supplemental unemployment benefits plan or agreement or policy or other arrangement providing employment-related compensation, fringe benefits or other benefits and including any "employee benefit plan," as defined in Section 3(3) of ERISA.

     "Business" has the meaning assigned to such term in Section 4.8.

     "Business Day" means any day other than a Saturday, Sunday or legal holiday on which banks in Houston, Texas are authorized or obligated by Law to close.

     "Buyer Indemnitees" means, collectively, Buyer and its Affiliates and its and their officers, directors, employees, agents, and representatives.

     "CERCLA" has the meaning assigned to such term in the definition of Environmental Law.

     "CGM" means Coral Gas Marketing Company, a Delaware corporation.

     "Closing" means the closing of the transactions contemplated by this Agreement.

     "Closing Date" means the date on which the Closing occurs.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Collection Period" has the meaning assigned to such term in Section 7.14.

     "Company Guarantees" means any and all obligations relating to the guarantees, letters of credit, bonds and other sureties and credit assurances of Seller or any Seller Affiliates (other than the Tejas Companies) including guarantees, letters of credit, bonds and other sureties and credit assurances of Shell Oil Company or any of its Affiliates, relating to an obligation for which any Tejas Company is primarily liable and those obligations listed on Schedule 1.1(a).

     "Company Subsidiaries" means the direct and indirect Subsidiaries of the Company, each of which is listed as such in Schedule 1.1(b).

     "Confidentiality Agreement" means that certain confidentiality agreement dated August 15, 2001, between Buyer and Seller.

     "December 31, 2000 Balance Sheet" has the meaning assigned in Section 4.8(b).

     "Deductible Amount" means Fifteen Million Dollars ($15,000,000).

     "Deposit" has the meaning assigned to such term in Section 2.6.

     "Designated Legal Actions" has the meaning assigned to such term in Section 12.2(d).

     "Direct Claim" means any claim by an Indemnitee on account of a Loss which does not result from a Third Party Claim.

     "Disclosing Party" has the meaning assigned to such term in Section 7.4.

     "Effective Time" means 11:59 PM on the Closing Date.

     "Effective Time Balance Sheet" has the meaning assigned to such term in Section 2.4(b)(i).

     "Employee Matters Agreement" has the meaning assigned to such term in Section 7.15.

     "Encumbrances" means liens, charges, pledges, options, mortgages, deeds of trust, security interests, claims, restrictions (whether on voting, sale, transfer, disposition, or otherwise), easements, restrictive covenants, and other encumbrances of every type and description, whether imposed by Law, agreement, understanding, or otherwise.

     "Environmental Law" means any and all applicable Laws pertaining to the prevention, abatement, remediation or elimination of pollution, protection of the environment, the protection of individuals or property from actual or potential exposure (or the effects of exposure) to an actual or potential spill, release or threatened release of a Hazardous Substance, or petroleum or produced brine, or the operation, manufacture, processing, production, gathering, transportation, importation, use, treatment, storage or disposal, arrangement for disposal or other transportation or arrangement for disposition of a Hazardous Substance, or petroleum or produced brine in effect in any and all jurisdictions in which any Tejas Company has conducted operations, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, any state Laws comparable to or implementing the foregoing federal Laws, and any Laws pertaining to the handling of oil and gas exploration and production wastes or the use, maintenance, and closure of pits and impoundments, and all other environmental conservation or protection Laws.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" means any Person which together with another Person, constitutes a single employer within the meaning of Section 414 of the Code or a "controlled group" within the meaning of Section 4001(a)(14) of ERISA.

     "Estimated Purchase Price" means the sum of (i) the Base Purchase Price and (ii) the Estimated Working Capital Payment.

     "Estimated Working Capital Payment" means an amount equal to Seller's estimate of the Working Capital as of the Effective Time prepared in accordance with Section 2.4(a).

     "Excluded Assets" has the meaning assigned to such term in Section 7.6.

     "Final Working Capital" means the actual Working Capital at the Effective Time as determined pursuant to the procedures set forth in Section 2.4.

     "Final Working Capital Payment" means the difference between (i) the Final Working Capital and (ii) the Estimated Working Capital Payment.

     "Financial Agreements" means (i) any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) and (ii) any combination of these transactions.

     "Financial Statements" has the meaning assigned to such term in Section 4.8(a).

     "First Extension Period" has the meaning assigned to such term in Section 10.2(a).

     "GAAP" means United States generally accepted accounting principles with such exceptions to such United States generally accepted accounting principles as may be noted or otherwise referred to on any individual financial statement or schedule.

     "Governmental Approvals" means all consents and approvals of Governmental Entities that reasonably may be deemed necessary so that the consummation of the transactions contemplated hereby will be in compliance with applicable Laws.

     "Governmental Entity" means any court or tribunal in any jurisdiction (domestic or foreign) or any federal, state, municipal or local government or other governmental body, agency, authority, department, commission, board, bureau, instrumentality, arbitrator or arbitral body (domestic or foreign).

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Hazardous Substance" means any hazardous or toxic materials, substances or wastes, including any petroleum or petroleum product or derivative thereof and any pollutants or contaminants, as defined in or regulated as such pursuant to any Environmental Law.

     "Indebtedness for Borrowed Money" means all obligations to any Person for borrowed money, including, without limitation, (i) any obligation (whether fixed or contingent) to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit (other than obligations under standby letters of credit securing performance under contracts or agreements of the Tejas Companies), or (ii) any guarantee with respect to indebtedness for borrowed money (of the kind otherwise described in this definition) of another Person.

     "Indemnified Tax Claim" has the meaning assigned to such term in Section 11.8(c).

     "Indemnifying Party" means a Party required to provide indemnification under Section 12.1.

     "Indemnitee" means a Party entitled to receive indemnification under Section 12.1.

     "Independent Accountants" means Arthur Andersen, LLP or such other independent accounting firm as may be approved by Seller and Buyer.

     "Initial Period" means the ninety (90) day period commencing when Seller files its HSR Act report with the applicable Antitrust Regulatory Authorities.

     "Interest Payment" has the meaning assigned to such term in Section 10.2(b).

     "Interim Services Agreements" has the meaning assigned to such term in Section 3.2(c).

     "Joint Cooperation Agreement" has the meaning assigned to such term in Section 7.2(b).

     "Joint Venture" means any joint venture formed by any of the agreements listed on Schedule 4.14(c).

     "Knowledge" means, with respect to Seller, the actual knowledge of the Persons listed on Schedule 1.1(c), and with respect to Buyer, the actual knowledge of the Persons listed on Schedule 1.1(d), in each case, without any obligation by any such Person to conduct any investigation in connection with the transactions contemplated hereby or otherwise to determine the existence or absence of facts in any statement qualified by the "Knowledge" of any such Person other than complying with the Knowledge Procedures specified in Schedule 1.1(e).

     "Law" means any statute, law, rule, or regulation, or any judgment, order, ordinance, writ, injunction, or decree of, any Governmental Entity to which a specified Person or property is subject.

     "Leases" has the meaning assigned to such term in Section 4.13(c).

     "LLC Interests" has the meaning assigned to such term in the Recitals.

     "Losses" means any and all claims, liabilities, losses, causes of action, fines, penalties, litigation, lawsuits, administrative proceedings, administrative investigations, costs, and expenses, including reasonable attorneys' fees, court costs, and other costs of suit.

     "Marketing Company Interests" has the meaning assigned to such term in the Recitals.

     "Marketing Companies" means those companies listed on Schedule 1.1(f).

     "Material Adverse Effect" means, with respect to any Person, any adverse change, circumstance, effect or condition in or relating to the assets, financial condition, results of operations, or business of such Person that is material to such Person (or in the case of a Tejas Company is material to all of the Tejas Companies taken as a whole) or that impedes the ability of such Person to consummate the transactions contemplated hereby, other than any change or changes in general economic or industry conditions (including any change in the prices of oil, natural gas, natural gas liquids, or other hydrocarbon products). Any determination as to whether any matter or condition has a Material Adverse Effect on any Person shall be made only after taking into account all effective insurance coverages and effective third-party indemnifications with respect to such matter or condition.

     "Material Contract" has the meaning assigned to such term in Section 4.14(g).

     "NGA" has the meaning assigned to such term in Section 4.19(a).

     "Notice" has the meaning assigned to such term in Section 13.1.

     "Pad Gas" means the natural gas in a natural gas storage facility assumed necessary to maintain reservoir pressure sufficient to permit the withdrawal, injection and maintenance of working gas in inventory in such storage facility. For purposes of this Agreement, Buyer and Seller have assumed (without any representation or warranty from Seller) that the Pad Gas in the West Clear Lake natural gas storage facility is approximately 29 bcf and the Pad Gas in the Stratton Ridge natural gas storage facility is approximately .950 bcf.

     "Party" means the Seller or Buyer, individually, as the case may be.

     "Parties" means the Seller and Buyer, collectively.

     "Permits" means licenses, permits, franchises, consents, approvals, variances, exemptions, and other authorizations of or from Governmental Entities.

     "Permitted Encumbrances" means (i) liens for Taxes, impositions, assessments, fees, rents or other governmental charges levied or assessed or imposed not yet delinquent or being contested in good faith by appropriate proceedings (ii) statutory liens (including materialmen's, warehousemen's, mechanics', repairmen's, landlords', and other similar liens) arising in the ordinary course of business securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (iii) Encumbrances of public record other than Encumbrances which would have a Material Adverse Effect on the Tejas Companies, (iv) the rights of lessors and lessees under Leases, and the rights of third parties under any agreement, executed in the ordinary course of business, which do not materially and adversely affect the ability of Buyer, directly or indirectly to conduct the Business, (v) the rights of licensors and licensees under licenses executed in the ordinary course of business, which do not materially and adversely affect the ability of Buyer, directly or indirectly to conduct the Business, (vi) utility easements, restrictive covenants and defects, imperfections or irregularities of title or similar liens, if any, as would not result in a Material Adverse Effect on the Tejas Companies, (vii) purchase money liens and liens securing rental payments under capital lease arrangements which individually involve rental or installment prepayments of less than $1,000,000 per year or are otherwise listed on Schedule 1.1(g), (viii) preferential purchase rights and other similar arrangements with respect to which consents or waivers are obtained for this transaction or as to which the time for asserting such rights has expired at the Closing Date without an exercise of such rights, (ix) Encumbrances entered into in the ordinary course of business which do not secure the payment of indebtedness for borrowed money and which do not materially and adversely affect the ability of Buyer, directly or indirectly, to conduct the Business, (x) any conditions relating to the real property or real property rights owned or leased by the Tejas Companies, which are disclosed on the title commitments, reports or opinions or in any leasing or property files made available to Buyer, and (xi) Encumbrances created by Buyer, or its successors and assigns.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, enterprise, unincorporated organization, or Governmental Entity.

     "Pipeline Rights" has the meaning assigned to such term in Section 4.13(d).

     "Pre-Closing Date Period" has the meaning assigned to such term in Section 11.8(a).

     "Proceedings" means all proceedings, actions, claims, suits, investigations, and inquiries by or before any Governmental Entity.

     "Purchase Price" means the aggregate purchase price consisting of the sum of (i) the Base Purchase Price and (ii) the Estimated Working Capital Payment plus or minus the Final Working Capital Payment, as such sum may be adjusted pursuant to Section 7.4(b).

     "Reasonable Efforts" means efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.

     "Receiving Party" has the meaning assigned to such term in Section 7.4.

     "Related Agreements" means (i) the Interim Services Agreements; (ii) the Assumption of Guaranty Agreement in substantially the form attached as Exhibit 7.7; (iii) the Indemnity Agreement in substantially the form attached as Exhibit 3.2(d); (iv) the West Clear Lake Agreements; (v) the SWEPI Letter Agreement in substantially the form attached as Exhibit 3.2(f); (vi) the Pipeline Expansion Agreement in substantially the form attached as Exhibit 3.2(g); (vi) the Employee Matters Agreement and (vii) the Joint Cooperation Agreement.

     "Related Business Contracts" has the meaning assigned to such term in Section 7.13(b).

     "Retained Liabilities" means any claims (i) made by any Person against a Tejas Company under or pursuant to any of the agreements specified on Schedule 1.1(h), or (ii) arising from any sale or disposition by any Tejas Company prior to the Closing but after January 1, 1998 of any asset or property, except for sales or dispositions in the ordinary course of business.

     "Retained Marks" means the names, trademarks, service marks and trade names referred to in Schedule 1.1(i) hereto.

     "Second Extension Period" has the meaning assigned to such term in Section 10.2(c).

     "Seller Affiliate" means any Affiliate of Seller.

     "Seller Group" means (i) the affiliated group of corporations within the meaning of Code Section 1504(a) for federal income Tax purposes of which Seller is the common parent, and (ii) in the case of any combined or unitary Tax Return, the group of entities filing such Tax Return that includes any of the Tejas Companies.

     "Seller Indemnitees" means, collectively, the Seller, Seller Affiliates and its and their officers, directors, employees, agents, and representatives.

     "Seller's Tax" has the meaning assigned to such term in Section 11.1(c).

     "Special Provisions" has the meaning assigned to such term in Section 12.1.

     "Specified Buyer Conditions" means the conditions of Buyer specified in Article 9 other than (i) the condition set forth in Section 9.3(a), (ii) deliveries required by Section 3.2 and (iii) conditions which by their nature would be customarily satisfied only at Closing, such as deliveries of releases (including the Releases referenced in Section 9.5) provided that Seller is in a position to cause such condition to be satisfied as of the relevant date of determination.

     "Specified Rate" means the prime interest rate for corporations reported in "The Wall Street Journal" on the Closing Date.

     "Statement of Working Capital Calculation" has the meaning assigned to such term in Section 2.4(b).

     "Stratton Ridge Working Gas" means the Working Gas located in the Stratton Ridge, Texas natural gas storage facility.

     "Subsidiary" means any corporation, partnership (but not including the Joint Ventures), limited liability company or other entity of which the securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by a Person.

     "Supplemental Disclosure" has the meaning assigned to such term in Section 7.4.

     "Tax Indemnified Party" has the meaning assigned to such term in Section 11.8(c).

     "Tax Indemnifying Party" has the meaning assigned to such term in Section 11.8(c).

     "Tax Items" has the meaning ascribed to such term in Section 11.1(a).

     "Tax Losses" has the meaning ascribed to such term in Section 11.8(a).

     "Tax Proceeding" has the meaning assigned to such term in Section 11.5.

     "Tax Return" means any return or report, declaration, claim for refund, information return, or statement relating to Taxes, including any related schedules, attachments, or other supporting information, with respect to Taxes, and including any amendment thereto.

     "Tax Statute of Limitations Date" means the close of business on the 45th day after the expiration of the applicable statute of limitations with respect to Taxes, including any extensions thereof (or if such date is not a Business Day, the next Business Day).

     "Taxes" means any federal, state, local or foreign income, gross receipts, license, payroll, parking, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated tax or other tax of any kind whatsoever, including any interest, fines, penalty or other like assessment or addition thereto, whether disputed or not, including such item for which a liability arises as a transferee or successor-in-interest.

     "Taxing Authority" means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

     "Tejas Companies" means the Company, the Company Subsidiaries and the Marketing Companies.

     "Tejas Company" means any of the Tejas Companies, as the case may be.

     "Tejas Gas System" has the meaning assigned to such term in the Recitals.

     "Terminated Contracts" has the meaning assigned to such term in Section 7.10(b).

     "Termination Fee" has the meaning assigned to such term in Section 10.2.

     "Termination Period" has the meaning assigned to such term in Section 7.4.

     "Third Party" means any Person other than (i) Seller or any Seller Affiliates (including the Tejas Companies) or (ii) Buyer or any of its Affiliates.

     "Third Party Claim" means any claim or the commencement of any claim, action or proceeding with respect to a Loss or potential Loss made or brought by a Third Party.

     "Treasury Regulations" means one or more treasury regulations promulgated under the Code by the Treasury Department of the United States.

     "West Clear Lake Agreements" means the Use and Operation Agreement in substantially the form attached as Exhibit 3.2(e)(i); the Natural Gas Purchase/Sale Agreement in substantially the form attached as Exhibit 3.2(e)(ii); the Intrastate Gas Transportation Agreement (TGPL) in substantially the form attached as Exhibit 3.2(e)(iii); the 311 Gas Transportation Agreement (TGPL) in substantially the form attached as Exhibit 3.2(e)(iv); the Intrastate Gas Transportation Agreement (TSC) in substantially the form attached as Exhibit 3.2(e)(v); and the Interruptible Interstate Gas Transportation Agreement (TSC) in substantially the form attached as Exhibit 3.2(e)(vi).

     "Working Capital" means the difference between (i) the assets of the Tejas Companies (excluding (a) all Working Gas (other than the Stratton Ridge Working Gas) and (b) all accounts receivable of the Tejas Companies which have been outstanding for in excess of thirty (30) days since billing) reflected as "Total Current Assets" on the Balance Sheet and (ii) the liabilities of the Tejas Companies reflected as "Total Current Liabilities" on the Balance Sheet (on a consolidated and combined basis) as of the specified date and calculated in accordance with Schedule 2.4.

     "Working Gas" means the natural gas used by the Tejas Companies in the conduct of the Business as reflected on the books and records of the Tejas Companies, including natural gas in the West Clear Lake, Texas and Stratton Ridge, Texas natural gas storage facilities provided Working Gas, in each case, excludes Pad Gas.

     1.2  Interpretation and Construction. In interpreting and construing this Agreement, the following principles shall be followed:

     (i)   the terms "herein," "hereof," "hereby," and "hereunder," or other similar terms, refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed;

     (ii)   unless otherwise indicated, references to Articles, Sections, and other subdivisions refer to the Articles, Sections, and other subdivisions of this Agreement;

     (iii)   all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

     (iv)   no consideration shall be given to the captions of the articles, sections, subsections, or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

     (v)   (the word "includes" and its syntactical variants mean "includes, but is not limited to" and corresponding syntactical variant expressions;

     (vi)   the plural shall be deemed to include the singular, and vice versa; and

     (vii)   each exhibit, attachment, and schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit, attachment, or schedule, the provisions of the main body of this Agreement shall prevail.

ARTICLE 2
THE TRANSACTION; PURCHASE PRICE

     2.1  Sale and Purchase. At the Closing, and subject to the terms and conditions in this Agreement, Seller shall sell, assign, transfer, deliver, and convey to Buyer, and Buyer shall purchase and accept from Seller, the LLC Interests.

     2.2  Purchase Price. In consideration of the sale of the LLC Interests, Buyer shall pay to Seller the Purchase Price, as follows:

          (a)   At the Closing, Buyer shall pay to Seller the Estimated Purchase Price.

          (b)   Any difference between the Purchase Price (which shall be determinable upon calculation of the Final Working Capital Payment) and the Estimated Purchase Price will be paid to Seller, or refunded to Buyer, as the case may be, in accordance with the provisions of Section 2.4 below.

          (c)   All of the payments referenced in this Section 2.2, Section 2.6 and Article 10 shall be made by confirmed wire transfer of immediately available funds to a bank account or accounts to be designated, in writing, by the Party receiving such payment.

     2.3  Closing Payments. Not later than three (3) days prior to the Closing Date, Seller shall deliver to Buyer a written statement setting forth the Estimated Purchase Price (with Seller's calculation of the Estimated Working Capital Payment in reasonable detail, based on information then available to Seller).

     2.4  Final Working Capital Payment.

          (a)   Calculation of the Working Capital. The Estimated Working Capital Payment and the Final Working Capital Payment will be determined in accordance with Schedule 2.4.

          (b)   Calculation of Final Working Capital Payment. Not later than sixty (60) days after the Closing Date, Buyer shall deliver to Seller a statement (the "Statement of Working Capital Calculation") which shall set forth:

     (i)     a pro forma balance sheet of the Company as of the Effective Time (the "Effective Time Balance Sheet") prepared on the same basis as the Balance Sheet was prepared (except that the Effective Time Balance Sheet shall be prepared using actual information as available at least forty-five (45) days after the Closing Date and based on other best available information through the period ending upon the date same is delivered to Seller); and

     (ii)     in reasonable detail Buyer's calculation of the Working Capital at the Effective Time and the Final Working Capital Payment.

          Subject to the provisions of Section 7.1(a), Seller agrees to give Buyer and its authorized representatives access to such employees, officers, and other facilities and such books and records of the Seller as are reasonably necessary to allow Buyer and its authorized representatives to prepare the Effective Time Balance Sheet in compliance with this Section 2.4. Subject to the provisions of Section 7.1(b), Buyer agrees to give Seller and its authorized representatives access to its and the Tejas Companies' employees and books and records as are reasonably necessary for purposes of reviewing and verifying the Effective Time Balance Sheet and the Statement of Working Capital Calculation.

          (c)   Dispute Procedures. The Final Working Capital Payment (as set forth in the Statement of Working Capital Calculation) shall become final and binding on Seller and Buyer on the thirtieth (30th) day following the date the Statement of Working Capital Calculation is received by Seller, unless prior to such date Seller delivers notice to Buyer of its disagreement. Seller's notice shall set forth all of Seller's disputed items together with Seller's proposed changes thereto, including an explanation in reasonable detail of the basis on which Seller proposes such changes.

          If Seller has delivered a timely notice of disagreement, then Buyer and Seller shall use their good faith efforts to reach agreement on the disputed items to determine the Final Working Capital Payment.

          If Buyer and Seller have not signed an agreement resolving the disputed items by the sixtieth (60th) day following Seller's receipt of the Statement of Working Capital Calculation, then Seller's disputed items shall be submitted to the Independent Accountants for resolution within five (5) Business Days after the end of the foregoing sixty (60) day period. The fees and expenses of the Independent Accountants shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer. In no event shall the Final Working Capital Payment as determined by the Independent Accountants be more favorable to Buyer than reflected on the Statement of Working Capital Calculation prepared by Buyer nor more favorable to Seller than shown in the proposed changes delivered by Seller pursuant to its notice of disagreement.

          (d)   Binding Effect. If a dispute notice is given pursuant to Section 2.4(c), the Final Working Capital Payment shall be deemed determined on the date that the Independent Accountants give notice to Buyer and Seller of their determination with respect to all disputes regarding the calculation thereof, or, if earlier, the date on which Seller and Buyer agree in writing on the amount thereof, in which case the Final Working Capital Payment shall be calculated in accordance with such determination or agreement, as the case may be. Any determination of the Final Working Capital Payment by the Independent Accountants shall be final and binding upon Buyer and Seller.

          (e)   Payments. If the Final Working Capital exceeds the Estimated Working Capital Payment, then Buyer shall pay to Seller the amount of such excess, plus interest on the amount of such excess from (and including) the Closing Date to (but excluding) the date of payment at the Specified Rate. If the Final Working Capital is less than the Estimated Working Capital Payment, then Seller shall pay to Buyer the amount of such deficiency, plus interest on the amount of such deficiency from (and including) the Closing Date to (but excluding) the date of payment at the Specified Rate. Any payment shall be made within two (2) Business Days of the date the Final Working Capital Payment is deemed to be finally determined pursuant to Section 2.4(d). All of the payments referenced in this Section 2.4 shall be made by confirmed wire transfer of immediately available funds to a bank account or accounts to be designated by the Party receiving the payment.

          (f)   Not Subject to Certain Limitations. Amounts paid or payable to Buyer pursuant to this Section 2.4 shall not be subject to the Deductible Amount nor shall such amounts be considered in determining whether the limitations set forth in Article 12 on the Losses recoverable by Buyer have been reached.

          (g)   Working Gas Valuation. For purposes of calculating Working Capital on the Closing Date, the Stratton Ridge Working Gas shall be valued at the mark-to-market value of such Working Gas as calculated by Seller or its Affiliates and carried on the balance sheet of Tejas Gas Marketing LLC.

     2.5   Purchase Price Allocation. The Purchase Price shall be allocated as set forth on Schedule 2.5 (the "Asset Allocation"). The Asset Allocation shall be revised to the extent that interest accrues or a price adjustment occurs following calculation of the Final Working Capital Payment. The Asset Allocation shall be completed in the manner required by Section 1060 of the Code. Seller and Buyer further agree to comply with all filing, notice and reporting requirements described in Section 1060 of the Code and the Treasury Regulations promulgated thereunder, including the timely preparation and filing of Form 8594 based on the Asset Allocation. Seller and Buyer hereby agree that they will report the federal, state, foreign and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Asset Allocation.

     2.6   Deposit.  Upon execution of this Agreement, Buyer will pay to Seller a payment of Five Million Dollars ($5,000,000) as a deposit (the "Deposit"). The Deposit will be credited against the Base Purchase Price payable by Buyer at Closing or, if Closing does not occur for any reason, will be retained by Seller.

ARTICLE 3
CLOSING

     3.1   Closing. Subject to fulfillment or waiver of the conditions in this Agreement, the Closing shall take place on the Closing Date. The Closing shall take place at the offices of Vinson & Elkins L.L.P., 2300 First City Tower, 1001 Fannin Street, Houston, Texas 77002, or such other place as the Parties may agree, at 10:00 a.m., Houston, Texas time, on the later of (A) January 31, 2002 or (B) the fifth Business Day following satisfaction or waiver of the conditions to close in Articles 8 and 9 hereof or at such other time as the Parties may agree. Unless otherwise agreed, all Closing transactions shall be deemed to have occurred simultaneously.

     3.2   Closing Deliveries by Seller. At the Closing, Seller will deliver or cause its Affiliates, as applicable, to deliver the following documents to Buyer duly executed by Seller or, if applicable, an Affiliate of Seller:

          (a)   A certificate executed on behalf of Seller by the president or any vice president of Seller, dated the Closing Date, representing and certifying, in such detail as Buyer may reasonably request and satisfactory to Seller's counsel, that the conditions set forth in Sections 9.1 and 9.2 have been fulfilled.

          (b)   The certificates, instruments, and documents listed below:

     (i)     An assignment of the LLC Interests in the form attached as Exhibit 3.2(b)(i);

     (ii)     The organizational documents, books and records of each Tejas Company (which may be delivered to Seller's offices); and

     (iii)     The written resignations of the officers and directors of each Tejas Company, such resignations to be effective concurrently with the Closing.

          (c)   Interim Services Agreement with Shell Gas Gathering, LLC substantially in the form attached as Exhibit 3.2(c)(i), and the other Interim Services Agreements referenced in Section 7.16 below (collectively the "Interim Services Agreements").

          (d)   An Indemnity Agreement substantially in the form attached as Exhibit 3.2(d).

          (e)   The West Clear Lake Agreements.

          (f)   The SWEPI Letter Agreement in substantially the form attached as Exhibit 3.2(f).

          (g)   The Pipeline Expansion Agreement in substantially the form attached as Exhibit 3.2(g).

          (h)   Evidence of the Governmental Approvals and other consents set forth on Schedule 4.6, Part A required for Seller to enter into this Agreement and complete the transactions contemplated herein.

          (i)   Such other certificates, instruments of conveyance, and documents required by this Agreement or as may be reasonably requested by Buyer and agreed to by Seller prior to the Closing Date to carry out the intent and purposes of this Agreement.

     3.3   Closing Deliveries by Buyer. At the Closing, Buyer will deliver or cause its Affiliates, as applicable, to deliver the following documents to Seller duly executed by Buyer or, if applicable, an Affiliate of Buyer:

          (a)   A certificate executed by the president or any vice president of Buyer, dated the Closing Date, representing and certifying, in such detail as Seller may reasonably request and satisfactory to Buyer's counsel, that the conditions set forth in Sections 8.1 and 8.2 have been fulfilled.

          (b)   The Interim Services Agreements.

          (c)   An Indemnity Agreement in substantially the form attached as Exhibit 3.2(d).

          (d)   An Assumption of Guaranty Agreement in substantially the form attached as Exhibit 7.7.

          (e)   The SWEPI Letter Agreement in substantially the form attached as Exhibit 3.2(f).

          (f)   A Pipeline Expansion Agreement in substantially the form attached as Exhibit 3.2(g).

          (g)   The West Clear Lake Agreements.

          (h)   Evidence of the Governmental Approvals required for Buyer to enter into this Agreement and perform its obligations hereunder.

          (i)   Such other certificates, instruments, and documents required by this Agreement or as may be reasonably requested by Seller and agreed to by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller represents and warrants to Buyer as follows:

     4.1   Organization. Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware.

     4.2   Tejas Companies.

          (a)   List of Tejas Companies. Schedule 4.2(a) lists each Tejas Company, the jurisdiction of incorporation or formation of each Tejas Company and the authorized and outstanding capital stock (in the case of capital stock) and the outstanding equity or voting interests of each Tejas Company. Each corporate Tejas Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and each other Tejas Company is duly formed and validly existing under the Laws of the jurisdiction of its formation. Each Tejas Company has all requisite corporate, limited liability company or partnership, as applicable, power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Except as set forth in Schedule 4.2(a) no Tejas Company owns, directly or indirectly, any capital stock, equity securities or other equity interests (but not including interests in the Joint Ventures) of any Person other than another Tejas Company.

          (b)   Qualification. Each of the Tejas Companies is duly qualified or licensed to do business as a corporation, limited liability company or partnership, as applicable, and each of the Tejas Companies is in good standing in the jurisdictions opposite its name in Schedule 4.2(b), which are the only jurisdictions in which the property owned, leased, or operated by it or the conduct of its business requires such qualification or licensing, except jurisdictions in which the failure to be so qualified or licensed would not have a Material Adverse Effect on the Tejas Companies.

          (c)   Encumbrances to Ownership of Equity. Except as otherwise indicated on Schedule 4.2(c), all of the outstanding capital stock or other equity interests of each Tejas Company is owned by the owner reflected on Schedule 4.2(a) free and clear of all Encumbrances, other than (x) restrictions on transfer imposed by federal or state securities Laws, (y) encumbrances that arise out of any actions taken by or on behalf of Buyer or its Affiliates and (z) restrictions, if any, contained in the organizational documents for such Tejas Company as in effect on the date hereof. All outstanding shares of capital stock of each corporate Tejas Company have been validly issued and are fully paid and nonassessable. All equity interests of each other Tejas Company have been validly issued and are fully paid.

          (d)   Options and Rights to Acquire Equity. Except as set forth on Schedule 4.2(d), there are outstanding (i) no securities or equity interests of any Tejas Company convertible into or exchangeable for shares of capital stock or other voting securities or equity interest of any Tejas Company, (ii) no options or other rights to acquire and no obligation to issue or sell, any shares of capital stock or other voting securities or equity interest of any Tejas Company or any securities convertible into or exchangeable for such capital stock or voting securities or equity interest, and (iii) no equity equivalents or other similar rights of or with respect to any Tejas Company. There are no outstanding obligations of Seller or any Tejas Company to repurchase, redeem, or otherwise acquire any of the foregoing shares, securities, options, equity equivalents, interests or rights.

          (e)   Ownership of LLC Interests. At the Closing, the LLC Interests will be transferred and assigned by Seller to Buyer free and clear of all Encumbrances, other than (i) restrictions on transfer imposed by federal or state securities Laws and (ii) restrictions, if any, contained in the organizational documents of the Company in effect as of the date hereof.

     4.3   Organizational Documents. Seller has made available to Buyer accurate and complete copies of each Tejas Company's organizational documents as currently in effect.

     4.4   Authority. Seller and each Seller Affiliate which is entering into any Related Agreement has full corporate or partnership power and authority to execute, deliver, and perform this Agreement and the Related Agreements to which it is a party. The execution, delivery, and performance by Seller and each Seller Affiliate of this Agreement and the Related Agreements, and the consummation by it of the transactions contemplated hereby and thereby, have been, or prior to the Closing, will be duly authorized by all necessary corporate or partnership action of Seller and such Seller Affiliate. This Agreement has been duly executed and delivered by Seller and constitutes a valid and legally binding obligation of Seller, and each Related Agreement executed or to be executed by Seller and any Seller Affiliate has been, or when executed will be, duly executed and delivered by Seller and such Seller Affiliate and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of Seller and such Seller Affiliate, enforceable against Seller and such Seller Affiliate in accordance with its terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar Laws affecting creditors' rights generally and (ii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

     4.5   No Conflict. Except as described on Schedule 4.5, and assuming all consents, approvals, authorizations, and other actions described in Section 4.6 have been obtained and all filings and notifications listed on Schedule 4.6 have been made, the execution, delivery, and performance of this Agreement and the Related Agreements by Seller and each Seller Affiliate and the consummation by it of the transactions contemplated hereby do not and will not:

          (a)   except as may result from any facts or circumstances relating solely to Buyer or its Affiliates, violate or breach the certificate of incorporation or bylaws (or equivalent organizational documents) of Seller, any Seller Affiliate which is entering into any Related Agreements or any Tejas Company;

          (b)   except as may result from any facts or circumstances relating solely to Buyer or its Affiliates, violate or breach any Law binding upon Seller, any Seller Affiliate or any Tejas Company, except as would not have a Material Adverse Effect on the Tejas Companies; or

          (c)   (i) result in any breach of, or constitute a default under, (ii) give to others any rights of termination, acceleration or cancellation of, (iii) require any material payment by any Tejas Company to any Person (but excluding requirements for posting of collateral or credit support or similar requirements) under, or (iv) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the assets or properties of any Tejas Company pursuant to, any Related Business Contract or any note, bond, mortgage, indenture, contract, agreement, lease, Permit, or other instrument to which any Tejas Company is a party or by which any of their respective assets or properties is bound or affected, except as would not have a Material Adverse Effect on the Tejas Companies.

     4.6   Consents and Approvals. No consent, approval, authorization, license, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Entity, or any other Person, is required to be made or obtained by Seller, any Seller Affiliate or any Tejas Company in connection with the execution, delivery and performance of this Agreement and Related Agreements or the consummation of the transactions contemplated hereby, except:

          (a)   as set forth on Schedule 4.6 (Part A, "Required Consents");

          (b)   where the failure to obtain such consents, approvals, authorizations, licenses, orders or permits of, or to make such declarations, filings, or registrations with or notifications to would not have a Material Adverse Effect on the Tejas Companies;

          (c)   consents set forth on Schedule 4.6 (Part B, "Other Consents") provided an alternate arrangement is available (as described in Section 7.2(b)(ii) or in the Joint Cooperation Agreement); and

          (d)   with respect to consents, approvals, authorizations, licenses, orders or permits of Governmental Entities, as may be necessary as a result of any facts or circumstances relating solely to Buyer.

     4.7   Permits. To the Knowledge of Seller, except as disclosed in Schedule 4.7, the Tejas Companies hold all material Permits necessary or required for the conduct of the business of the Tejas Companies, except where the failure to hold such Permits would not have a Material Adverse Effect on the Tejas Companies. Except as disclosed in Schedule 4.7, no Proceeding is pending or, to the Knowledge of Seller, threatened with respect to any alleged failure by any Tejas Company to have any such material Permit or not to be in compliance therewith, except as would not have a Material Adverse Effect on the Tejas Companies.

     4.8   Financial Statements.

          (a)   Schedule 4.8(a) contains an unaudited, pro forma balance sheet for the Tejas Companies assuming that (i) the Excluded Assets were transferred out of the Company (ii) the Marketing Companies were transferred to the Company as contemplated herein (including Section 7.2(b)(ii)) and (iii) the Related Business Contracts were transferred to the Company (with such assumptions, the "Business") as of September 30, 2001 (the "Balance Sheet") and an unaudited, pro forma income statement of the Business for the nine-month period ended September 30, 2001 (assuming that the transfers described in (i) through (iii) above were made as of January 1, 2001), each prepared in conformity with GAAP consistently applied, excluding any notes and year-end audit adjustments required by GAAP, subject to the assumptions and limitations set forth therein (collectively the "Financial Statements").

          (b)   Schedule 4.8(b) contains an unaudited, pro forma balance sheet for the Tejas Companies assuming that (i) the Excluded Assets were transferred out of the Company (ii) the Marketing Companies were transferred to the Company as contemplated herein (including Section 7.2(b)(ii)) and (iii) the Related Business Contracts were transferred to the Company as of December 31, 2000 (the "December 31, 2000 Balance Sheet"), prepared in conformity with GAAP consistently applied, excluding any notes and year-end adjustments required by GAAP, subject to the assumptions and limitations set forth therein.

          (c)   As of the Closing Date, there will be no noncurrent liabilities of the Tejas Companies of a type required to be reflected on a balance sheet prepared in accordance with GAAP, other than (i) liabilities of a type which are reflected as "Total Current Liabilities" on the Balance Sheet, (ii) liabilities and obligations described on Schedule 4.8(c), (iii) obligations or liabilities otherwise disclosed with reasonable specificity in the Schedules attached hereto, and (iv) Retained Liabilities. For purposes of clarity with respect to subsection (iii) above, an express listing of the obligations or liability giving rise to the noncurrent liability shall be adequate and reasonably specific disclosure by Buyer. By way of illustration under this Section 4.8(c), the listing of a litigation proceeding or environmental claim would be adequate and reasonably specific disclosure of liabilities arising out of such matters but the mere general listing of a Material Contract (as opposed to a reference to a breach, claim or dispute under a Material Contract) shall not be adequate or reasonably specific disclosure by Buyer of a noncurrent liability arising out of a breach of such Material Contract.

     4.9   Absence of Certain Changes.

          (a)   Except as disclosed on Schedule 4.9(a), since the Balance Sheet Date, (i) there has not been any adverse change in the assets, operations, liabilities or financial condition of the Tejas Companies or the Business, other than such changes which in the aggregate would not have a Material Adverse Effect on the Tejas Companies, and (ii) no Tejas Company has suffered any loss, damage, destruction, or other casualty to, any of its property, plant, equipment or inventories (whether or not covered by insurance) which would individually require the Tejas Companies to pay for repairs in excess of $5,000,000.

          (b)   Except as disclosed on Schedule 4.9(b), since the Balance Sheet Date, the Tejas Companies have conducted the Business only in the ordinary course and consistent with past practice; without limiting the generality of the foregoing, no Tejas Company has:

     (i)   acquired any property or asset or sold, leased, transferred or otherwise disposed of any of the assets reflected on the Balance Sheet or any assets acquired with respect to the Business, except in the ordinary course of business consistent with past practice;

     (ii)   cancelled any material debts owed to or material claims held with respect to the Business (including the settlement of any claims or litigation) other than in the ordinary course of business consistent with past practice;

     (iii)   made any change in its accounting principles and practices as such accounting principles and practices were applied in preparation of the Balance Sheet other than changes required by applicable Law or by reason of a concurrent change in GAAP; or

     (iv)   agreed to do any of the things described in the preceding clauses (i) through (iii) except as contemplated in this Agreement.

          (c)   Except as disclosed in Schedule 4.9(c), since the Balance Sheet Date, none of the Sellers, its Affiliates nor any Tejas Company has (i) instituted any increase in any compensation payable to any Person involved in the Business who is being employed or retained by Buyer or its Affiliates following the Closing or in any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other benefits made available to such Persons with respect to the Business or (ii) agreed to do any of the things described in subsection (i) above.

     4.10   Tax Matters. Except as disclosed on Schedule 4.10:

          (a)   Each Tejas Company has filed, or has had filed on its behalf, in a timely manner (within any applicable extension periods) with the appropriate Taxing Authority all Tax Returns required to be filed with respect to Taxes of each of the Tejas Companies (other than those Tax Returns on which an immaterial amount of Taxes would properly be shown) and such Tax Returns are true, complete and correct in all material respects;

          (b)   All Taxes due and payable with respect to each of the Tejas Companies have been timely paid in full;

          (c)   There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax Returns required to be filed by, or with respect to, any of the Tejas Companies;

          (d)   To the Knowledge of Seller, none of the Tax Returns of, or with respect to, any of the Tejas Companies is currently being audited or examined by any Taxing Authority;

          (e)   To the Knowledge of Seller, no material deficiency for any Taxes has been assessed with respect to any of the Tejas Companies that has not been abated, paid in full or fully reserved against on the Balance Sheet;

          (f)   None of the Tejas Companies is a party to any Tax allocation or Tax-sharing agreement that will survive Closing;

          (g)   No property of the Tejas Companies is subject to a safe-harbor lease (pursuant to section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is "tax-exempt use property" (within the meaning of section 168(h) of the Code) or "tax-exempt bond financed property" (within the meaning of section 168(g)(5) of the Code); and

          (h)   As of the Closing Date, each Tejas Company will be treated as either a disregarded entity for federal income tax purposes or a partnership for federal income tax purposes.

     4.11   Compliance With Applicable Laws. The Tejas Companies are in compliance in all respects with all Laws (other than Environmental Laws, as to which Seller's sole representations and warranties are set forth in Section 4.16 and Laws relating to Taxes, as to which Seller's sole representations and warranties are set forth in Section 4.10), except (i) as disclosed on Schedule 4.11 or (ii) for such noncompliance with Laws which would not have a Material Adverse Effect on the Tejas Companies.

     4.12   Legal Proceedings. Except as disclosed on Schedule 4.12, there are no Proceedings pending or, to the Knowledge of Seller, threatened against any Tejas Company or any properties of any Tejas Company which would have a Material Adverse Effect on the Tejas Companies or materially impair Seller's ability to effect the Closing. Except as disclosed in Schedule 4.12, no Tejas Company has received written notice that it is subject to any judgment, order, writ, injunction, or decree of any Governmental Entity which has had or will have a Material Adverse Effect on the Tejas Companies.

     4.13   Title.

          (a)   Personal Property. Except as described in Schedule 4.13(a) and except for Working Gas which is addressed in Section 4.13(e) below, the Tejas Companies have good and valid title to their respective material personal properties reflected on the Balance Sheet or acquired after the Balance Sheet Date (except for properties sold or otherwise disposed of since the date thereof in the ordinary course of business) free and clear of all Encumbrances except for Permitted Encumbrances.

          (b)   Real Property. Except (i) as disclosed on Schedule 4.13(b), (ii) for Permitted Encumbrances, and (iii) for such matters which would not have a Material Adverse Effect on the Tejas Companies, each of the Tejas Companies has good and indefeasible title free and clear of all Encumbrances to those material real properties reflected on the Balance Sheet, other than those disposed of after the Balance Sheet Date in the ordinary course of business consistent with past practice, the absence of which would not result in the inability to carry on the Business as conducted by Seller on the date hereof.

          (c)   Leased Real Property. Schedule 4.13(c) contains a true and correct list of all leased real property (but not including leases relating to pipeline rights-of-way, licenses, land use agreements or similar agreements) that is held by the Tejas Companies under valid, binding and enforceable leases involving annual payments by the Tejas Companies in excess of $1,000,000 (collectively, the "Leases"). Except as set forth on Schedule 4.13(c), (i) during the twelve (12) months prior to the date hereof, none of the Tejas Companies has received any written notice of any material default under any Lease pertaining to any such leased real property and (ii) to the Knowledge of Sellers, there are no uncured defaults under any Lease without regard to when notice may have been given that would give the lessor the right to terminate the lease, in each case that would reasonably be expected to result in a Material Adverse Effect on the Tejas Companies.

          (d)   Right-of-Way Disputes. The Tejas Company personnel responsible for administration of right-of-way matters as specified on Schedule 4.13(d) have not received written notice of any claims or disputes which challenge the rights of the Tejas Companies to own or use, or allege a breach or default of agreements granting to a Tejas Company rights to pipeline easements, right-of-way, licenses and land use permits (the "Pipeline Rights") which claims or disputes, breaches or defaults if not resolved could have a Material Adverse Effect on the Business.

          (e)   Working Gas. One or more of the Tejas Companies holds, or at Closing will hold, good and valid title to the Stratton Ridge Working Gas, free and clear of all Encumbrances, other than Encumbrances of a type specified in subsections (i) or (ii) of the definition of "Permitted Encumbrances," and subject to the rights of lessors and lessees under Leases relating to such natural gas storage facilities and the rights of licensors and licensees under licenses relating to such natural gas storage facilities, provided this representation does not constitute a representation regarding the quantity of the Stratton Ridge Working Gas.

     4.14   Certain Obligations of the Tejas Companies.

          (a)   Schedule 4.14(a) sets forth a list of the contracts, to which any of the Tejas Companies is a party or which are Related Business Contracts, (A) which in the aggregate represent in excess of eighty-five percent (85%) of the total revenues of the Tejas Companies derived from the sale, processing, treatment or transport of hydrocarbons for the six-month period ended September 30, 2001 and (B) with the highest volumes for the purchase or transportation of hydrocarbons, and which in the aggregate represent in excess of fifty percent (50%) of total volumes of hydrocarbons bought by, and transported on the pipeline system of, the Tejas Companies for the six-month period ended September 30, 2001. For both clauses (A) and (B) above, Schedule 4.14(a) assumes that the Related Business Contracts were assigned to a Tejas Company at the beginning of such six-month period.

          (b)   Schedule 4.14(b) sets forth a list of all notes, bonds, or other evidences of indebtedness of any Tejas Company in excess of one million dollars ($1,000,000), together with all related mortgages, security agreements and similar agreements.

          (c)   Schedule 4.14(c) sets forth a list of all joint venture agreements or similar agreements to which any Tejas Company is a party.

          (d)   Schedule 4.14(d) sets forth (i) a list of all contracts or agreements for the purchase of hydrocarbons in excess of one million dollars ($1,000,000) in aggregate value by which any Tejas Company is bound, that requires payment be made by any Tejas Company (a) prior to delivery thereof, or (b) regardless of whether or not delivery is ever made of hydrocarbons, and (ii) a list of all contracts or agreements involving an obligation of the Tejas Companies in excess of one million dollars ($1,000,000) that require any Tejas Company to deliver or transport hydrocarbons at a future date without receiving full payment therefor within one year of the date of delivery or transportation.

          (e)   Schedule 4.14(e) sets forth a list of all contracts for storage of gas by any Person at facilities of the Tejas Companies and any firm transportation (other than short term firm transportation agreements which will not survive the Closing) or storage agreement that requires any Tejas Company to pay a reservation fee for capacity whether or not used by such Tejas Company.

          (f)   To the Knowledge of Seller, Schedule 4.14(f) sets forth a list of all contracts, agreements or arrangements under which a Tejas Company guarantees or provides credit support for any obligations in excess of $1,000,000 of a Person (other than a Tejas Company).

          (g)   Except for contracts or agreements otherwise described in Sections 4.14(a) through 4.14(f), Schedule 4.14(g) sets forth all contracts or agreements which require or entitle any of the Tejas Companies to make or receive payments of at least $5 million annually or in the aggregate, provided that the calculation of the aggregate payments for any such agreement or contract shall not include payments attributable to any renewal periods or extensions for which the relevant Tejas Company may exercise an option in its sole discretion to approve or disapprove (each of the Related Business Contracts and the documents set forth on Schedules

4.14(a) through (f) being a "Material Contract".) Except as set forth in Schedule 4.14(g), true and complete copies of all Material Contracts have been made available by Seller to Buyer.

          (h)   Except as set forth in Schedule 4.14(h), (i) each Material Contract, is valid and enforceable in all material respects in accordance with its terms by and against the Tejas Company party thereto, except that such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, and similar Laws affecting creditors' rights generally and (B) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances; (ii) none of the Tejas Companies party to any Material Contract is in breach of the terms of any Material Contract, except for such breaches which in the aggregate could not reasonably be expected to have a Material Adverse Effect on the Tejas Companies; (iii) to the Knowledge of Seller, no other party to any Material Contract is in breach of the material terms thereof and (iv) to the Seller's Knowledge, there has not occurred any event that, with the giving of notice or the passing of time or both, would constitute a breach by a Tejas Company under any Material Contract. For the purposes of this Section 4.14(h), it has been assumed that each Related Business Contract has been assigned to a Tejas Company.

          (i)   Schedule 4.14(i) sets forth a list of all material contracts or agreements between any Tejas Company, on the one hand, and Seller or any Seller Affiliate on the other hand (other than contracts among the Tejas Companies).

          (j)   Schedule 4.14(j) sets forth a list of all contracts or other agreements that contain noncompetition covenants or similar provisions which would prohibit the Tejas Companies from conducting the Business in substantially the manner the Business is being conducted as of the Closing Date.

          (k)   At the Closing, the Tejas Companies will not be a party to or subject to any Financial Agreements other than Financial Agreements as contemplated in Section 7.13(c).

     4.15   Employee and Labor Matters.

          (a)   Except as set forth on Schedule 4.15(a), the Tejas Companies (i) have no employees, (ii) are not the sponsor of and do not participate in any Benefit Plan, (iii) will have no liability at the Closing Date relating to any Benefit Plan and (iv) will not become liable to any Person for compensation pursuant to employment or termination of employment as a result of consummation of the transactions contemplated in this Agreement.

          (b)   Except as set forth on Schedule 4.15(b), (i) none of the employees who provide services to the Tejas Companies is covered by collective bargaining agreements and, to the Seller's Knowledge, there are no union organizational efforts respecting any such employees, and (ii) no Tejas Company is the subject of any pending Proceeding asserting unfair labor practices with respect to employment or seeking to compel a Tejas Company to bargain with a labor union organization.

     4.16   Environmental.

          (a)   Except as set forth in Schedule 4.16, to the Knowledge of Seller, each of the Tejas Companies has conducted and is conducting its businesses in compliance with all applicable Environmental Laws, except for such noncompliance as would not have a Material Adverse Effect on the Tejas Companies.

          (b)   Except as set forth in Schedule 4.16, there are no Proceedings pending, or to the Knowledge of Seller, threatened indicating that any Tejas Company may be or has been (i) in material violation of any Environmental Law, (ii) subject to liabilities or obligations for any cleanup, remediation or corrective action under any Environmental Law, (iii) subject to claims arising under any Environmental Law for personal injury, property damage, or damage to natural resources, or (iv) subject to fines or penalties arising under any Environmental Law, other than Proceedings which collectively could not reasonably be expected to have a Material Adverse Effect on the Tejas Companies.

     4.17   Insurance. Schedule 4.17 sets forth a list and brief description of (i) all insurance policies maintained, owned or held by or on behalf of the Tejas Companies or with respect to the Business or the Tejas Gas System, (ii) each material claim under any insurance policy made by or on behalf of the Tejas Companies since January 1, 2001, which claim was denied by the insurer, and (iii) each application for insurance coverage made by or on behalf of the Tejas Companies since January 1, 2001, which was rejected by the proposed insurer. Except as disclosed in Schedule 4.17, all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date). No notice of cancellation of, or indication of an intention not to renew, any such insurance policy has been received by Seller or any Tejas Company. Each such insurance policy will terminate at Closing with respect to the Tejas Companies.

     4.18   Brokerage Fees. Except as set forth on Schedule 4.18, neither Seller nor any of its Affiliates has retained any financial advisor, broker, agent, finder or consultant on account of this Agreement or the transactions contemplated hereby and no Tejas Company is or shall be obligated for any fees or expenses of any such Person.

     4.19   Regulatory Status.

          (a)   Except as set forth on Schedule 4.19(a), (i) the Tejas Gas System is not a "natural gas company" subject to the Natural Gas Act, 15 U.S.C. Sec. 717, et. seq. (2000) ("NGA"); and (ii) there are no Proceedings pending, or to Seller's Knowledge, threatened, alleging that any Tejas Company is in material violation of (A) the NGA or (B) the Natural Gas Policy Act of 1978, 15 U.S.C. Sec. 3301, et. seq. (2000).

          (b)   No Tejas Company is (i) an "investment company" or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended, or (ii) a "holding company", a "public utility company" or a "subsidiary company" of a "holding company" within the meaning of Public Utility Holding Company Act of 1935, as amended.

     4.20   NO OTHER REPRESENTATIONS. EXCEPT AS AND TO THE EXTENT SET FORTH IN THIS AGREEMENT SELLER MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER TO BUYER AND HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS REPRESENTATIVES (INCLUDING WITHOUT LIMITATION ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF SELLER OR ANY AFFILIATE THEREOF). EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, BUYER IS ACQUIRING THE STRATTON RIDGE WORKING GAS AND THE BUSINESS AND ASSETS OF THE TEJAS COMPANIES "AS IS" AND "WHERE IS." EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, AND THE SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT COMMON LAW, BY STATUTE, OR OTHERWISE, RELATING TO THE CONDITION OF THE ASSETS OF THE TEJAS COMPANIES (INCLUDING ANY IMPLIED OR EXPRESSED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS).

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller as follows:

     5.1   Organization. Buyer is a limited partnership duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation.

     5.2   Buyer's Authority. Buyer has full limited partnership power and authority to execute, deliver, and perform this Agreement and any Related Agreements to which it is a party. The execution, delivery, and performance by Buyer of this Agreement and such Related Agreements and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited partnership action of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes, and each such Related Agreement executed or to be executed by Buyer has been, or when executed will be, duly executed and delivered by Buyer and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar Laws affecting creditors' rights generally and (ii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

     5.3   No Conflict. Assuming all consents, approvals, authorizations, and other actions described in Section 5.4 have been obtained and all filings and notifications listed in Section 5.4 have been made, and except as may result from any facts or circumstances relating solely to Seller or its Affiliates, the execution, delivery and performance of this Agreement by Buyer do not and will not:

          (a)   violate or breach the certificate of limited partnership or the limited partnership agreement of Buyer;

          (b)   violate or breach any Law binding upon Buyer, except as would not have a Material Adverse Effect on Buyer; or

          (c)   result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of Buyer pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument relating to such assets or properties to which Buyer is a party or by which any of such assets or properties is bound or affected, except as would not have a Material Adverse Effect on Buyer.

     5.4   Consents and Approvals. No consent, approval, authorization, license, order, or permit of, or declaration, filing, or registration with, or notification to, any Governmental Entity, or any other Person, is required to be made or obtained by Buyer or any of its Affiliates in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, except (a) applicable requirements of the HSR Act, (b) where failure to obtain such consent, approval, authorization, or action, or to make such filing or notification, would not have a Material Adverse Effect on Buyer and (c) as set forth on Schedule 5.4.

     5.5   Financing. Buyer has, and at the Closing will have, sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to pay the full Purchase Price to Seller when required hereunder and to consummate the transactions contemplated hereunder.

     5.6   Legal Proceedings. There are no Proceedings pending or, to the Knowledge of Buyer, threatened seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

     5.7   Brokerage Fees. Except as set forth on Schedule 5.7, neither Buyer nor any of its Affiliates has retained any financial advisor, broker, agent, finder or consultant or paid or agreed to pay any financial advisor, broker, agent, finder or consultant on account of this Agreement or the transactions contemplated hereby and none of Seller or any Seller Affiliate is or shall be obligated for any such fees or expenses of any such Person.

     5.8   Nature of Investment. Buyer is acquiring the LLC Interests and Marketing Company Interests for investment purposes only and not with a view toward resale or distribution thereof in violation of applicable securities Laws.

     5.9   Independent Investigation. Buyer hereby acknowledges and affirms that it has completed its own independent investigation, analysis and evaluation of the Tejas Companies, that it has made all such reviews and inspections of the business, assets, results of operations, condition (financial or otherwise) and prospects of the Tejas Companies as it has deemed necessary or appropriate, and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby it has relied solely on the representations, warranties, covenants and agreements of the Seller set forth in, and as limited by the provisions contained in, this Agreement and on its own independent investigation, analysis, and evaluation of the Tejas Companies.

ARTICLE 6
CONDUCT OF TEJAS COMPANIES PENDING CLOSING

     6.1   Conduct of Business. Except as specifically provided in this Agreement (including Schedule 6.2), during the period from the date hereof to the Closing, Seller shall cause each Tejas Company to conduct its operations according to its ordinary course of business consistent with past practice and shall use Reasonable Efforts consistent with past practice to preserve, maintain, and protect its material assets, rights, and properties.

     6.2   Pre-Closing Restrictions. Without limiting the generality of Section 6.1 and except as otherwise expressly provided in Schedule 6.2, prior to the Closing, Seller shall not permit any Tejas Company, without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed, to:

          (a)   amend its charter or bylaws or other governing instruments;

          (b)    (i) issue, sell, or deliver any shares of its capital stock of any class or any other securities, equity equivalents or other ownership interests; or (ii) amend in any material respect any of the terms of any such securities, equity equivalents or other ownership interests outstanding as of the date hereof;

          (c)    (i) split, combine, or reclassify any shares of its capital stock or outstanding equity or other ownership interests; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or outstanding equity or other ownership interests; (iii) repurchase, redeem or otherwise acquire any of its securities; or (iv) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of any Tejas Company;

          (d)   except in the ordinary course of business consistent with past practice create or incur any Indebtedness for Borrowed Money, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person, except for obligations of another Tejas Company;

          (e)   make any loans, advances, or capital contributions to, or investments in, any other Person other than any Tejas Company;

          (f)   cancel any debts owed to or claims held (including the settlement of any claims or litigation) other than in the ordinary course of business consistent with past practice;

          (g)    (i) except as may be required by applicable Law, enter into, adopt or make (and Seller shall not make) any amendments to any Benefit Plan that would materially increase the Tejas Companies' liability under any Benefit Plan, or (ii) pay to any director or officer of the Tejas Companies any material benefit not permitted by any Benefit Plan, or (iii) increase the compensation of any officer or key employee or consultant other than in the ordinary course of business consistent with past practice;

          (h)   acquire, sell, lease, transfer, or otherwise dispose of, directly or indirectly, any assets outside the ordinary course of business consistent with past practice;

          (i)   acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership, or other business organization or division thereof;

          (j)   enter into, amend, modify, or change any Material Contract except in the ordinary course of business provided however, Seller shall give Buyer prompt notice of any material change to, or the entering into of, any new Material Contract;

          (k)   change any of the accounting principles or practices used by it, except for any change required by reason of applicable Law or a concurrent change in GAAP;

          (l)   enter into any renewal of, extension of or replacement for any of the Material Contracts listed on Schedule 4.14(a) under the heading "Sales Contracts;" or

          (m)   fail to maintain in full force and effect, to the extent reasonably available, all insurance now in effect covering the Tejas Companies or comparable insurance.

ARTICLE 7
ADDITIONAL AGREEMENTS

     7.1   Access to Information and Confidentiality.

          (a)     Access. Between the date hereof and the Closing, Seller:

     (i)   shall give Buyer and its authorized representatives reasonable access, during regular business hours and upon reasonable advance notice, to such plants, pipelines, and other facilities, and such books and records, of the Tejas Companies, as are reasonably necessary to allow Buyer and its authorized representatives to make such inspections as they may reasonably require in connection with the transactions contemplated in this Agreement and in the Related Agreements;

     (ii)   shall cause officers of the Tejas Companies to furnish Buyer and its authorized representatives with such financial and operating data and other information with respect to the Tejas Companies (and the Joint Ventures to the

extent such information is available and readily accessible to such officers) as Buyer may, from time to time, reasonably request; and

          Seller shall have the right to have a representative present at all times during any such inspections, interviews, and examinations conducted at or on the offices or other facilities or properties of Seller or the Tejas Companies. Additionally, Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement. Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, information relating to any Tejas Company's proprietary positions or bid related information, including, but not limited to:

     (1)   any proprietary commercial position information, data, strategy or trade procedures including, but not limited to, swap and hedge positions;

     (2)   bids received from others in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids;

     (3)   any information which would cause Seller, any Seller Affiliate or any Tejas Company to breach a confidentiality obligation; or

     (4)   any information the disclosure of which would jeopardize any privilege available to any Tejas Company, Seller or any Seller Affiliate relating to such information.

          (b)   Confidentiality of Seller. For a period of three years after the Closing Date, Seller shall not, directly or indirectly, disclose, and shall not permit any Affiliate, directly or indirectly, to disclose to any other Person any material non-public information concerning the Business, except as on the advice of counsel is required in filings with any Governmental Entity or in a Proceeding. If, during the term of any confidentiality agreement entered into by Seller or its Affiliates relating to the purchase and sale of the Tejas Companies any party thereto breaches such confidentiality agreement, Seller will upon Buyer's written request and at Buyer's expense, use Reasonable Efforts to enforce such agreement.

          (c)   Retention by Seller. Seller and any Seller Affiliates may retain a copy of all data room materials and all books and records prepared in connection with the transactions contemplated by this Agreement, including (i) copies of any books and records which may be relevant in connection with the defense of (A) the matters referred to in Article 12 or (B) disputes arising hereunder and (ii) copies of all financial information and all other accounting books and records prepared or used in connection with the preparation of financial statements of Seller.

          (d)   Record Preservation by Buyer. Buyer shall preserve and keep all books and records (other than Tax Records which are addressed in Section 11.5) relating to the business or operations of the Tejas Companies on or before the Closing Date in Buyer's possession for a period of at least seven (7) years from the Closing Date. After such seven (7) year period, before Buyer shall dispose any of such books and records, Buyer shall give Seller at least ninety (90) calendar days' prior notice to such effect, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as Seller may select. Notwithstanding the foregoing, Buyer agrees that it shall preserve and keep all books and records of the Tejas Companies relating to any investigation instituted by a Governmental Entity or any litigation (whether or not existing on the Closing Date) if any possibility exists that such investigation or litigation may relate to matters occurring prior to the Closing, without regard to the seven (7) year period set forth in this Section 7.1(d).

     7.2   Regulatory and Other Authorizations and Consents.

          (a)   Filings; Additional Actions. Each Party shall use Reasonable Efforts to obtain all material authorizations, consents, orders, releases and approvals of, and to give all notices to and make all filings with, all Governmental Entities (including those pertaining to the Governmental Approvals) and other Persons that may be or become necessary for its execution and delivery of, and the performance of its obligations under this Agreement, and will cooperate fully with the other Party in promptly seeking to obtain all such material authorizations, consents, orders, and approvals, giving such notices, and making such filings. Each Party shall:

          (i)   file or cause to be filed, as promptly as practicable but in no event later than the third Business Day after the execution and delivery of this Agreement, with the Federal Trade Commission and the United States Department of Justice, all reports and other documents required to be filed by such Party under the HSR Act concerning the transactions contemplated hereby; and

          (ii)   promptly comply with, or cause to be complied with, any requests by the Federal Trade Commission or the United States Department of Justice for additional information concerning such transactions, in each case so that the waiting period applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall expire as soon as practicable after the execution and delivery of this Agreement.

          Each Party shall request, and cooperate with the other Party in requesting, early termination of any applicable waiting period under the HSR Act. Buyer shall pay the filing fees payable in connection with the filings by the Parties required by the HSR Act.

          (b)   Third Party Consents. (i) Buyer will use its Reasonable Efforts to assist Seller in obtaining any consents of Third Parties necessary or advisable in connection with the transactions contemplated by this Agreement, including providing to such Third Parties such financial information with respect to Buyer as such Third Parties may reasonably request.

               (ii)   Buyer and Seller acknowledge that in the event that Buyer and Seller are unable to obtain any of the consents referenced in Schedule 4.6 (Part B, "Other Consents"), then, except with respect to matters addressed in the Joint Cooperation Agreement, Seller and Buyer shall cooperate and use Reasonable Efforts to implement arrangements designed to obtain for Buyer the benefits and privileges of the applicable instrument, contract, license or document and the failure to obtain such consents will not constitute a failure of a condition to close.

               (iii)   Buyer and Seller acknowledge that upon execution of this Agreement, they have entered into that certain Joint Cooperation Agreement (the "Joint Cooperation Agreement"), which addresses certain consents and cooperative action.

     7.3   Public Announcements. Until the later to occur of (i) three (3) months after the Closing and (ii) the close of business on the date that constitutes the three-month anniversary of the execution of this Agreement, Buyer and Seller shall consult with each other before they or any of their Affiliates issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby. Buyer and Seller and their Affiliates shall not issue any such press release or make any such public statement prior to such consultation (but no approval thereof shall be required), except as may be required by Law.

     7.4   Supplemental Disclosure.

          (a)   Each Party agrees that, with respect to the representations and warranties of such Party contained in this Agreement, such Party shall have the continuing obligation until the Closing to supplement or amend promptly such Party's disclosure schedules with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in such Party's disclosure schedules. The Party supplementing or amending its disclosure schedules (the "Disclosing Party") shall deliver a copy of the amendment or supplement (in either case, the "Supplemental Disclosure") to the other Party (the "Receiving Party"). The Receiving Party will have ten (10) days after receipt (the "Termination Period") in which to review the Supplemental Disclosure. Subject to the last sentence of this Section 7.4, if any Supplemental Disclosure, either alone or in combination with previously delivered Supplemental Disclosures, discloses facts that would constitute the failure to satisfy a condition (taking into consideration any materiality or Material Adverse Effect qualifiers in the relevant representations and warranties) to the Receiving Party's obligation to close the transaction contemplated by this Agreement, then the Receiving Party may terminate this Agreement by delivering a termination notice to the Disclosing Party within the Termination Period. The termination notice must specify the representation or warranty breached and identify the specific facts in the Supplemental Disclosure that constitute the breach. Except as set forth in subsection (b) below, such termination shall be the terminating Party's sole remedy for a breach of a representation and warranty disclosed by the Supplemental Disclosure. If a termination notice is not received within the Termination Period, the relevant disclosure schedules will be deemed, for all purposes, to be amended or supplemented as described in the Supplemental Disclosure as of the date hereof. The Parties acknowledge and agree that a supplement to the disclosure schedules to include Material Contracts entered into and other matters occurring in the ordinary course of business and as permitted under the terms of the Agreement during the period between execution of this Agreement and Closing shall not constitute the basis for termination of this Agreement under this Section 7.4 unless such Supplemental Disclosure would result in a Material Adverse Effect on the Tejas Companies or a failure of the condition to close in Section 9.1.

          (b)   In the event that Seller proposes, prior to the Closing, to supplement Schedule 4.8(c) through one or more Supplemental Disclosures of additional noncurrent liabilities which in the aggregate exceed $1,000,000, then the Purchase Price shall be reduced by the amount of such noncurrent liabilities in excess of $1,000,000, provided that if the additional noncurrent liabilities would result in a Purchase Price reduction in excess of $25,000,000, then Seller shall be entitled to terminate this Agreement by written notice to Buyer.

     7.5   Expenses. Except as otherwise expressly provided in this Agreement, (i) all fees and expenses incurred by the Seller and the Seller's Affiliates in connection with this Agreement and the transactions contemplated hereby shall be paid by the Seller and (ii) all fees and expenses incurred by the Buyer and the Buyer's Affiliates in connection with this Agreement and the transactions contemplated hereby shall be paid by the Buyer, in each case whether or not the Closing shall have occurred.

     7.6   Excluded Assets.

          (a)   The transactions contemplated by this Agreement exclude, and prior to the Closing Date, Seller shall cause the appropriate Tejas Company to adopt a plan of liquidation or otherwise transfer to Seller or any of its Affiliates the following (the "Excluded Assets"):

     (i)   the contracts and other assets listed or described on Schedule 7.6;

     (ii)   except as provided in Section 7.9, all insurance policies and rights thereunder;

     (iii)   the information described in subsections (1), (2) and (3) of the last paragraph of Section 7.1(a);

     (iv)   all cash and cash equivalents owned by the Tejas Companies as of the Effective Time in the Westdeutsche Landesbank Girozentrale bank accounts;

     (v)   the Westdeutsche Landesbank Girozentrale bank accounts maintained by the Tejas Companies;

     (vi)   the Working Gas other than the Stratton Ridge Working Gas; and

     (vii)   the Retained Marks.

          Notwithstanding anything to the contrary provided elsewhere in this Agreement, Seller's representations and warranties in Article 4 shall not apply to any of the Excluded Assets.

          (b)   If the transfer of any of the Excluded Assets requires the consent of any Third Party and such consent is not received prior to Closing, Seller and Buyer shall cooperate and each shall use Reasonable Efforts to obtain such consents to the extent required of such Third Party. If and when any such consents are obtained, Buyer will transfer the applicable asset to Seller or its Affiliate. If any such consent cannot be obtained, Buyer shall cooperate in any reasonable arrangement designed to obtain for Seller all benefits, obligations and privileges of the applicable asset, including, without limitation, possession, use, risk of loss, potential for gain and dominion, control and demand. Seller will reimburse Buyer for all reasonable third party, out-of-pocket costs incurred in connection with Buyer's post-Closing actions pursuant to this subsection 7.6(b).

     7.7   Company Guarantees. Buyer and Seller shall cooperate and use Reasonable Efforts in order that, effective as of the Closing Date, (i) the Company Guarantees and any liabilities related thereto to the extent such liabilities relate to the Business shall be released as to Seller or Seller Affiliate and Shell Oil Company and its Affiliates, as the case may be, and (ii) substitute arrangements, if necessary, of Buyer or its Affiliates (excluding Kinder Morgan, Inc. and its consolidated Subsidiaries as of the date hereof) shall be in effect. If requested by Seller, Buyer will, prior to the Closing, execute and deliver an Assumption of Guaranty Agreement in substantially the form of Exhibit 7.7 attached hereto with respect to each Company Guarantee that is not released prior to the Closing Date to the extent it relates to the Business.

     7.8   Removal of Retained Marks and Change of Names. Retained Marks will appear on some of the assets of the Tejas Companies, including on signage throughout the real property and pipeline rights of way of the Tejas Companies, and on supplies, materials, stationery, brochures, advertising materials, manuals and similar consumable items of the Tejas Companies. Buyer shall obtain no right, title, interest, license or any other right whatsoever to use the Retained Marks. Buyer shall, (a) within 90 days after the Closing Date, remove the Retained Marks from the assets of the Tejas Companies, including signage on the real and personal property of the Tejas Companies and (b) within two weeks after the Closing Date, return or destroy all other assets of the Tejas Companies that contain any Retained Marks that are not removable. Buyer will not do any business or offer any goods or services under the Retained Marks. Buyer will not send, or cause to be sent, any correspondence or other materials to any Person on any stationery that contains any Retained Marks or otherwise operate the Tejas Companies in any manner which would or might confuse any Person into believing that Buyer has any right, title, interest, or license to use the Retained Marks. Within twenty (20) days after the Closing Date, Buyer shall change the name of any Tejas Company including the word "Coral" to a name excluding the word "Coral" and cease all use of the former names.

     7.9   Insurance.

          (a)   Buyer acknowledges that, at or promptly following the Closing, the insurance policies, surety bonds and performance bonds maintained by the Tejas Company or by the Seller and Seller Affiliates for the benefit of any of the Tejas Companies shall be terminated or modified to exclude coverage of all of the Tejas Companies, and, as a result, Buyer shall be obligated at or before Closing to obtain at its sole cost and expense replacement insurance and bonds, and including insurance or bonds required by any Third Party to be maintained by any of the Tejas Companies. If required by Law or contract, Buyer shall provide to Governmental Entities and Third Parties evidence of such replacement or substitute insurance coverage for the continued operations of the Business following the Closing.

          (b)   Notwithstanding anything to the contrary in this Agreement, if any insured Losses occur prior to the Closing with respect to the Business or assets of the Tejas Companies, then Seller shall pursue applicable claims (of which Seller has Knowledge) under existing policies of insurance for the benefit of the Tejas Companies and either (i) repair such damage (which Seller shall have no obligation to do), or (ii) at the Closing, assign to Buyer such insurance claims or the proceeds of such claims. If the Closing occurs, Seller and its Affiliates shall be reimbursed by Buyer for all reasonable costs incurred (A) in connection with repairing any such damages (but only to the extent of any insurance proceeds received by Buyer) and (B) in pursuing claims under such policies on behalf of Buyer.

     7.10   Intercompany Payables and Contracts.

          (a)   Except as set forth on Schedule 7.10(a), at or prior to the Closing Date (i) the Seller shall cause the Tejas Companies to pay or otherwise extinguish all outstanding Indebtedness for Borrowed Money of the Tejas Companies and obtain releases of all related Encumbrances and (ii) Seller and any of Seller's Affiliates (as applicable) shall pay or otherwise extinguish all Indebtedness for Borrowed Money owed by Seller or Seller's Affiliates to the Tejas Companies; and

          (b)   All contracts listed in Schedule 4.14(i), except for those contracts listed on Schedule 7.10(b), shall be terminated as of the Closing Date (the "Terminated Contracts"), and Seller shall take all other actions necessary to resolve the transactions provided for thereby, including but not limited to Seller or a Seller Affiliate causing the conveyance or assignment to the appropriate Tejas Company of any interests in natural gas held by Seller or any Seller Affiliate for the benefit or interest of any Tejas Company. At or prior to the Closing Date (i) the Tejas Companies shall pay or otherwise extinguish the outstanding amounts owed by the Tejas Companies to Seller or any of Seller's Affiliates under the Terminated Contracts and (ii) Seller and any of Seller's Affiliates (as applicable) shall pay or otherwise extinguish the outstanding amounts owed by the Seller or Seller Affiliate to the Tejas Companies under the Terminated Contracts.

     7.11   SEC Required Financial Statements. Subject to the provisions of Section 7.l(a), Seller shall provide Buyer access to Seller's personnel and books and records to the extent reasonably necessary to enable Buyer to prepare financial statements of the Tejas Companies in such form and covering such periods as may be required by an applicable securities law to be filed with the Securities and Exchange Commission by Buyer as a result of the transactions contemplated by this Agreement; provided such access shall be during regular business hours, upon reasonable prior notice and in a manner so as to not interfere with Seller's normal business operations.

     7.12   Bank Accounts. Buyer and Seller shall cooperate and take such action as is reasonably necessary to effect any transfer or termination of Tejas Company bank accounts as required pursuant to the terms of such accounts.

     7.13   Conveyance of Marketing Company Interests and Certain Contracts.

          (a)   Seller or Seller Affiliates shall transfer, assign and convey the Marketing Company Interests to one or more of the other Tejas Companies prior to Closing.

          (b)   Seller and its Affiliates shall assign to the Company or one of the other Tejas Companies, the contracts and agreements held by or in the name of Seller or any Seller Affiliate (other than a Tejas Company) for the express benefit of the Business ("Related Business Contracts"), each of which is listed on Schedule 7.13(b), as well as any contracts entered into by Seller or any Seller Affiliate (other than the Tejas Companies) for the express benefit of the Business between execution of this Agreement and the Closing.

          (c)   Unless otherwise agreed between Seller and Buyer, Seller and its Affiliates shall cause all Financial Agreements to be transferred out of the Tejas Companies prior to Closing. With respect to Financial Agreements relating to the "Texas Desk", Seller shall cause Coral Energy Holding, LP or its Affiliate to enter into a swap arrangement pursuant to an ISDA Master Agreement with Kinder Morgan, Inc. at Closing, which results in Kinder Morgan, Inc. being in the same economic position as though such Financial Agreements relating to the "Texas Desk" were assigned to Kinder Morgan, Inc. at the Closing. Seller will, within thirty (30) days following the execution of this Agreement, provide to Buyer information respecting the financial and physical positions included in the "Texas Desk." To the extent that Seller has not caused all Financial Agreements to be transferred out of the Tejas Companies prior to Closing, Seller will provide alternative arrangements which result in the Tejas Companies being in the same economic position as if such Financial Agreements had been transferred out on the date that the swap is entered into with Kinder Morgan, Inc. Seller furthermore agrees to and hereby does indemnify Buyer and the Tejas Companies against any Financial Agreements unrelated to the "Texas Desk" which remain in the Tejas Companies other than such Financial Agreements which Buyer and Seller mutually agree can be transferred into or otherwise remain in the Tejas Companies.

     7.14   Collection of Aged Accounts Receivable.

          (a)   For a period of one year after the Closing Date (the "Collection Period"), Buyer agrees to use Reasonable Efforts to collect the accounts receivable of the Tejas Companies other than the accounts receivable included in the calculation of Working Capital under Section 2.4 (the "Aged Accounts Receivable"), in accordance with the billing and collection practices of the Buyer, except that Buyer shall be under no obligation to commence litigation to effect collection, unless Seller shall have agreed in writing to reimburse Buyer for any Losses related to such litigation. All amounts collected by Buyer or the Tejas Companies with respect to the Aged Accounts Receivable will be payable by Buyer and the Tejas Companies to Seller. Buyer further agrees, during the Collection Period, to provide monthly reports to Seller of any payments received by the Company made by or on behalf of any account debtor during the Collection Period against the Aged Accounts Receivable during the prior calendar month. Payments received by the Buyer or the Tejas Companies shall be applied to the accounts designated by the account debtor or if not otherwise reasonably identifiable, then against such account debtor's account on an oldest-balance-first-basis. Neither Buyer nor any Tejas Company shall have any right to and they shall not, without the prior written consent of Seller, make any adjustment, concession or settlement in any Aged Accounts Receivable. Seller shall furnish such information and cooperation as Buyer may reasonably request with respect to the identification of payments against such Aged Accounts Receivable. If the Buyer or any Tejas Company receives any payments at any time to which Seller is entitled (during and following the Collection Period), Buyer shall transmit or cause the Tejas Companies to transmit to Seller on a monthly basis (and during the Collection Period coincident with the monthly reports) such payments in the form received together with any documents or communications received with such payments.

          (b)   If the Seller receives any payments at any time to which Buyer or any of the Tejas Companies is entitled (during and following the Collection Period), Seller shall transmit to Buyer such payment in the form received together with any documents or communications received with such payment.

     7.15   Employee Matters. Buyer and Seller acknowledge that upon execution of this Agreement, they have entered into an Employee Matters Agreement (the "Employee Matters Agreement") which addresses certain employee transition and other employee related matters.

     7.16   Interim Services Agreements. Buyer and Seller agree to cooperate in good faith to prepare and execute as of the Closing interim service agreements with Coral Power LLC and certain of its Affiliates to provide such entities with SCADA and power and natural gas data and other interim services as may be required by such entities for a mutually agreed period following the Closing.

ARTICLE 8
CONDITIONS TO OBLIGATIONS OF SELLER

     The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment as of the Closing Date of each of the following conditions:

     8.1   Accuracy of Representations and Warranties. All the representations and warranties of Buyer contained in this Agreement, and in any agreement, instrument, or document delivered pursuant hereto or in connection herewith on or prior to the Closing Date, qualified by a reference to materiality or Material Adverse Effect shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such specified date.

     8.2   Performance of Covenants and Agreements. Buyer shall have performed and complied in all material respects, with all covenants and agreements required by this Agreement, the Employee Matters Agreement and the Joint Cooperation Agreement to be performed or complied with by it on or prior to the Closing Date, and all deliveries contemplated by Section 3.3 shall have been made.

     8.3   HSR Act and Consents.

          (a)   All waiting periods (and any extensions thereof) applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

          (b)   There shall have been obtained any and all other Governmental Approvals and Third Party consents specified on Schedules 4.6, Part A and 5.4.

          (c)   Seller shall have obtained any and all Governmental Approvals and Third Party consents required for Seller to transfer and assign the Excluded Assets out of the Tejas Companies. If for any reason Seller is unable to obtain any necessary consent and waives this condition, Buyer shall, at Seller's expense, hold such Excluded Assets for the sole benefit of

Seller and provide the benefits of those Excluded Assets to Seller. Such Excluded Assets shall be transferred to Seller as soon as the necessary consents are received.

     8.4   Legal Proceedings. No preliminary or permanent injunction or other order, decree, or ruling issued by a Governmental Entity, and no statute, rule, regulation, or executive order promulgated or enacted by a Governmental Entity, which restrains, enjoins, prohibits, or otherwise makes illegal the consummation of the transactions contemplated hereby shall be in effect.

     8.5   Release of Company Guarantees. Each Company Guarantee to the extent it relates to the Business shall be fully and unconditionally released as to Seller and its Affiliates and Shell Oil Company and its Affiliates and substitute arrangements of Buyer or its Affiliates (excluding Kinder Morgan, Inc. and its consolidated Subsidiaries as of the date hereof) shall be in effect or Buyer shall have assumed the obligations of the Seller or Seller's Affiliate and Shell Oil Company and its Affiliates under such Company Guarantee to the extent it relates to the Business pursuant to the Assumption of Guaranty Agreement.

     8.6   Credit Requirements. Buyer shall satisfy all applicable credit requirements required by the counter parties to swaps and other derivatives which are held by any of the Tejas Companies as of the Closing.

ARTICLE 9
CONDITIONS TO OBLIGATIONS OF BUYER

     The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment as of the Closing Date of each of the following conditions:

     9.1   Accuracy of Representations and Warranties. All the representations and warranties of Seller contained in this Agreement, and in any agreement, instrument, or document delivered pursuant hereto or in connection herewith on or prior to the Closing Date, qualified by a reference to materiality or Material Adverse Effect shall be true and correct in all respects, and all other representations and warranties of Seller shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such specified date.

     9.2   Performance of Covenants and Agreements. Seller shall have performed and complied, in all material respects, with all covenants and agreements required by this Agreement, the Employee Matters Agreement and Consent Joint Cooperation Agreement to be performed or complied with by it on or prior to the Closing Date, and all deliveries contemplated by Section 3.2 shall have been made.

     9.3   HSR Act and Consents.

          (a)   All waiting periods (and any extensions thereof) applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

          (b)   There shall have been obtained any and all other Governmental Approvals and Third Party consents specified on Schedules 4.6, Part A and 5.4.

     9.4   Legal Proceedings. No preliminary or permanent injunction or other order, decree or ruling issued by a Governmental Entity, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Entity, shall be in effect which restrains, enjoins, prohibits, or otherwise makes illegal the consummation of the transactions contemplated hereby.

     9.5   Release of Liens. Seller shall have obtained a release of any Encumbrance on the equity interests of the Tejas Companies other than those listed in Schedule 9.5.

     9.6   Casualty Loss. There shall not have occurred a damage or loss to the assets comprising the Business in excess of $5,000,000 since the date of execution of this Agreement which is continuing and would materially and adversely impact the ability of Buyer to operate the Business in substantially the manner which Seller is operating the Business as of the date of execution of this Agreement.

     9.7   Tenaska Gateway Agreements. Seller shall have caused the obligations of Tejas Gas Pipeline, L.P. for gas deliveries or firm transportation under that certain Amended and Restated Agreement to Construct, Interconnect, and Operate Natural Gas Pipeline Facilities, between Tejas Gas Pipeline, L.P. and Tenaska Gateway Partners, Ltd., dated August 20, 1999 following a default by Coral Power LLC, to be released, or Shell Oil Company shall have provided assurances or other alternative arrangements reasonably satisfactory to Buyer that Tejas Gas Pipeline, L.P. will not be required to make the gas deliveries or provide transport required by said agreement.

ARTICLE 10
TERMINATION, AMENDMENT, AND WAIVER

     10.1   Termination. Subject to the provisions of Sections 10.2 and 10.3 below, this Agreement may be terminated at any time prior to the Closing in the following manner:

          (a)   by mutual written consent of Seller and Buyer;

          (b)   by either Seller or Buyer, if any Governmental Entity with jurisdiction over such matters shall have issued an order or injunction restraining, enjoining, or otherwise prohibiting the sale of the LLC Interests, or the Marketing Company Interests hereunder and such order, decree, ruling, or other action shall have become final and unappealable provided that such Party has satisfied its obligations under Section 7.2(a) in response to the actions or requests of such Governmental Entity;

          (c)   by either Buyer or Seller if the other Party fails to comply in any material respect with any of its covenants or agreements in this Agreement; provided that the terminating Party must give the defaulting Party at least fifteen (15) days' prior notice of such failure and the failure is not, or cannot be, cured before expiration of such period; or

          (d)   by either Seller or Buyer, if the Closing shall not have occurred on or before the first day following the Initial Period (unless this Agreement is extended pursuant to Section 10.2(a) below) or the first day following the First Extension Period (unless the Agreement is extended pursuant to Section 10.2(c) below) or the first day following the Second Extension Period (if the Parties have elected to extend the Agreement for such period pursuant to Section 10.2(c) below); or

          (e)   pursuant to the provisions of Section 7.4.

     10.2   Extension Periods; Interest Payment; Termination Payment.

          (a)   If Closing does not occur during the Initial Period, then the Agreement will be extended for an additional sixty (60) day period (the "First Extension Period") unless the Agreement is terminated by Buyer pursuant to the terms of this Section 10.2(a). If the condition set forth in Section 9.3(a) above is not satisfied during the Initial Period, Buyer may terminate this Agreement by delivering written notice of termination to Seller on or prior to the last day of the Initial Period; provided, however, Buyer may not terminate this Agreement pursuant to this Section 10.2(a) if Seller, within two Business Days following receipt of the termination notice from Buyer, agrees in writing to waive its right, if any, to the Interest Payment provided for in Section 10.2(b) below.

          (b)   If the Agreement is extended for the First Extension Period and Seller has not waived its right to the Interest Payment, then an interest payment will accrue during the First Extension Period on the Base Purchase Price at the rate of eight percent (8%) per annum, such interest accrual commencing on the first day of the First Extension Period (the "Interest Payment"). Notwithstanding the foregoing, interest shall not accrue during the First Extension Period if the Parties shall have received HSR Act approval to proceed with Closing during the Initial Period. The Interest Payment, if any, shall be payable by Buyer to Seller as follows:

     (i)   If the Agreement is terminated by either Party pursuant to Section 10.1 during the First Extension Period or Second Extension Period (other than for an order or injunction related to antitrust matters or the failure to obtain HSR Act approval or for a termination by Seller under Section 10.1(c) which are covered by other provisions of this Section 10.2) then no Interest Payment will be payable by Buyer or will be returned to Buyer, as applicable.

     (ii)   If the Agreement is terminated (A) pursuant to this Section 10.2, at the end of the First Extension Period or (B) by Seller pursuant to Section 10.1(c) during or at the end of the First Extension Period, and, in each case, the Specified Buyer Conditions have then been satisfied or waived, then the Interest Payment shall be paid by Buyer to Seller within two (2) Business Days following the end of the First Extension Period and Seller shall be entitled to and shall retain the Interest Payment.

     (iii)   If the Agreement is terminated at the end of the First Extension Period and the Specified Buyer Conditions have then not been satisfied or waived, then the Interest Payment shall not be payable by Buyer.

     (iv)   If the Agreement is extended for the Second Extension Period pursuant to Section 10.2(c) below, then the Interest Payment shall be paid by Buyer to Seller along with the Termination Payment as provided in Section 10.2(c) below. If the Agreement is terminated (A) at the end of the Second Extension Period, or (B) by Seller pursuant to Section 10.1(c) during or at the end of the Second Extension Period, and, in each case, the Specified Buyer Conditions have been satisfied or waived, then the Seller shall be entitled to and shall retain the Interest Payment.

     (v)   If the Agreement is terminated (A) pursuant to this Section 10.2 at the end of the Second Extension Period or (B) by Seller pursuant to Section 10.1(c) during or at the end of the Second Extension Period, and, in each case, the Specified Buyer Conditions have then not been satisfied or waived, then the Interest Payment shall be returned by Seller to Buyer within five (5) Business Days.

     (vi)   If Closing occurs, the Interest Payment theretofore paid by Buyer will be credited against the Base Purchase Price payable by Buyer at Closing.

          (c)   If Closing has not occurred prior to the end of the First Extension Period, then the Agreement will terminate on the last day of the First Extension Period unless Buyer and Seller mutually elect to extend the Agreement for an additional sixty (60) days (the "Second Extension Period"). Buyer may elect to extend the Agreement for the Second Extension Period by providing written notice to Seller on or prior to the end of the First Extension Period and agreeing to make a payment (at the same time as delivery of such extension notice) equal to Eighteen Million Seven Hundred Fifty Thousand Dollars ($18,750,000) (the "Termination Payment"). Upon receipt of Buyer's extension notice, Seller will either agree to extend or refuse to extend the time period, in its discretion; provided, if Seller agrees to extend for the Second Extension Period then Buyer will, on the first Business Day following Seller's agreement to so extend the Agreement, pay to Seller the Termination Payment and the Interest Payment. The Termination Payment will be payable by Buyer to Seller as follows:

     (i)   If the Agreement is terminated by either Party pursuant to Section 10.1 during the Second Extension Period (other than for an order or injunction relating to antitrust matters or the failure to obtain HSR Act approval or a termination by Seller under Section 10.1(c) which are covered by other provisions of this Section 10.2) then the Termination Payment will be returned to Buyer within five (5) Business Days.

     (ii)   If the Agreement (A) terminates pursuant to this Section 10.2 at the end of the Second Extension Period or (B) is terminated by Seller pursuant to

Section 10.1(c) during or at the end of the Second Extension Period, and, in each case, the Specified Buyer Conditions have then been satisfied or waived then Seller shall be entitled to and shall retain the Termination Payment;

     (iii)   If the Agreement terminates at the end of the Second Extension Period and the Specified Buyer Conditions have then not been satisfied or waived, then the Termination Payment will be returned by Seller to Buyer within five (5) Business Days; or

     (iv)   If the Closing occurs during the Second Extension Period, the Termination Payment theretofore paid by Buyer will be credited against the Base Purchase Price payable by Buyer at Closing.

     10.3   Failure of the Condition Contained in Section 9.6. Notwithstanding the foregoing, in the event that Buyer proposes to terminate the Agreement on the basis that the condition to close contained in Section 9.6 has not been satisfied, then Seller may, unilaterally by written notice to Buyer, elect to extend the date for satisfying such condition for an additional sixty (60) days beyond the Initial Period (or the First Extension Period or Second Extension Period, as the case may be, if the Agreement has been extended for such periods pursuant to Section 10.2 above) in order to have an opportunity to repair any such damage or casualty loss.

     10.4   Effect of Termination. If a Party terminates this Agreement under Section 10.1, then such Party shall promptly give notice to the other Party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and have no effect, except that the agreements contained in this Article 10, Article 12, the confidentiality provisions of Section 7.1(a), and Sections 7.3 and 7.5 shall survive the termination hereof. Nothing contained in this Section 10.4 shall relieve either Party from liability for damages actually incurred as a result of any breach of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

     10.5   Amendment. This Agreement may not be amended except by an instrument in writing signed by or on behalf of both Parties.

     10.6   Waiver. Either Party may (i) waive any inaccuracies in the representations and warranties of the other contained herein or in any document, certificate, or writing delivered pursuant hereto or (ii) waive compliance by the other Party with any of the other Party agreements or fulfillment of any conditions to its own obligations contained herein. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party. No failure or delay by a Party in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

ARTICLE 11
TAX MATTERS

     11.1   Tax Returns.

          (a)   Seller Group Return. Seller shall cause to be included in the consolidated federal income Tax Returns (and the state income Tax Returns of any state that permits consolidated, combined or unitary income Tax Returns, if any) of the Seller Group for all periods ending on or before the Closing Date and for periods which include only the Closing Date, all items of income, gain, loss, deduction and credit ("Tax Items") of the Tejas Companies which are required to be included therein, shall cause such Tax Returns to be timely filed with the appropriate Taxing Authorities, and shall be responsible for the timely payment (and be entitled to any refund) of all Taxes due with respect to the periods covered by such Tax Returns.

          (b)   Returns for Periods Ending on or Before the Closing Date. With respect to any Tax Return covering a taxable period ending on or before the Closing Date that is required to be filed after the Closing Date with respect to any of the Tejas Companies that is not described in paragraph (a) above, Seller shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all Tax Items required to be included therein, shall cause such Tax Return to be filed timely with the appropriate Taxing Authority, and shall be responsible for the timely payment of all Taxes due (and shall be entitled to any refund of any such Taxes) with respect to the period covered by such Tax Return.

          (c)   Straddle Returns. With respect to any Tax Return covering a taxable period beginning on or before the Closing Date and ending after the Closing Date that is required to be filed after the Closing Date with respect to any of the Tejas Companies, Buyer shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all Tax Items required to be included therein, and at least thirty (30) days prior to the due date (including extensions) of such Tax Return shall furnish a copy of such Tax Return to Seller. Buyer shall permit Seller to review and comment on each such Tax Return. Buyer shall timely file such Tax Return with the appropriate Taxing Authority, and shall be responsible for the timely payment of all Taxes due with respect to the period covered by such Tax Return. Buyer and Seller shall determine, in accordance with the provisions of Section 11.2, the amount of Tax due with respect to the Pre-Closing Date Period (the "Seller's Tax") and Seller shall pay to Buyer an amount equal to the Seller's Tax not later than fifteen (15) days after the filing of such Tax Return. A payment of Taxes covering a taxable period beginning on or before the Closing Date and ending after the Closing Date with respect to any of the Tejas Companies shall be apportioned between Buyer and Seller pursuant to Section 11.2 without regard to whether a Tax Return is required to be filed with respect to said Taxes.

     11.2   Apportionment. Whenever it is necessary for purposes of this Article 11 to determine the portion of any Taxes imposed on or incurred by the Tejas Companies for a taxable period beginning on or before and ending after the Closing Date which is allocable to the Pre-Closing Date Period, the determination shall be made, in the case of property or ad valorem taxes or franchise taxes (which are measured by, or based solely upon capital, debt or a combination of capital and debt), on a per diem basis and, in the case of other Taxes, by assuming that the Pre-Closing Date Period constitutes a separate taxable period of the Tejas Companies and by taking into account the actual taxable events occurring during such period (except that exemptions, allowances and deductions for a taxable period beginning on or before and ending after the Closing Date that are calculated on an annual or periodic basis, such as the deduction for depreciation, shall be apportioned to the Pre-Closing Date Period ratably on a per diem basis). Buyer and Seller agree not to make or cause any election (including any election to ratably allocate items under Treasury Regulations Section 1.1502-76(b)(2)(ii)) to allocate tax items in a manner inconsistent with this Section 11.2.

     11.3   Consistency. Any Tax Return to be prepared pursuant to the provisions of Section 11.1(a), (b) and (c) shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in applicable Law or fact.

     11.4   Refunds. If after the Closing Date, Buyer or any Tejas Company receives a refund or utilizes a credit of any Tax attributable to a taxable period (or portion thereof) ending on or before the Closing Date, Buyer shall pay to Seller within fifteen (15) days after such receipt an amount equal to such refund received or credit (or so much of such refund or credit as relates to the portion of the taxable period ending on or before the Closing Date) utilized, together with any interest received or credited thereon.

     11.5   Access to Tax Records. Buyer, the Tejas Companies and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding (each a "Tax Proceeding") with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Tejas Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Buyer or Seller, as the case may be, shall allow the other party to take possession of such books and records. Buyer and Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby). Buyer and Seller further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code and Treasury Regulations promulgated thereunder.

     11.6   Transfer Taxes. Except to the extent prohibited by Law, Buyer and Seller shall share equally the responsibility to pay all state and local transfer, sales, filing, recordation, use, stamp, registration or other similar Taxes resulting from the transactions contemplated by this Agreement and Seller shall file any Tax Returns related thereto.

     11.7   Closing Tax Certificate. At the Closing, Seller shall deliver to Buyer a certificate (i) stating that it is not a foreign corporation, foreign partnership, foreign trust or foreign estate, (ii) providing its U.S. Employer Identification Number and (iii) providing its address, all pursuant to Section 1445 of the Code.

     11.8   Tax Indemnity.

          (a)   Seller hereby agrees to protect, defend, indemnify and hold harmless Buyer, the Tejas Companies and their respective Affiliates from and against, and agrees to pay, all Taxes (other than Taxes which have been paid by or on behalf of the Tejas Companies prior to Closing), together with any costs, expenses, losses or damages, including reasonable expenses of investigation and attorneys' and accountants' fees and expenses, arising out of or incident to the determination, assessment or collection of such Taxes ("Tax Losses"), (i) imposed as a result of a claim, notice of deficiency, or assessment by, or any obligation owing to, any Taxing Authority for any Taxes of the Tejas Companies attributable to any period or portion thereof ending on or prior to the Closing Date (the "Pre-Closing Date Period"), (ii) resulting from any breach of any representation, covenant or agreement of Seller under this Article 11 or (iii) imposed on or incurred by any of the Tejas Companies by reason of the several liability of any of the Tejas Companies pursuant to Treasury Regulations Section 1.1502-6 or any analogous state, local or foreign law or regulation which is attributable to having been a member of any consolidated, combined or unitary group on or prior to the Closing Date. Seller's liability under this paragraph shall be reduced by the amount of any current liability accrual for Taxes, if any, reflected on the Effective Time Balance Sheet. Seller shall not, however, be liable for and shall not indemnify Buyer against any liability for Taxes resulting from transactions or actions by Buyer or any of the Tejas Companies after the Closing Date.

          (b)   Buyer agrees to protect, defend, indemnify and hold harmless Seller and all Seller Affiliates from and against, and agrees to pay all Tax Losses imposed as a result of (i) a claim, notice of deficiency, or assessment by, or any obligation owing to, any Taxing Authority for any Taxes of the Tejas Companies attributable to any period beginning after the Closing Date; or (ii) any breach of any representation, covenant or agreement of Buyer under this Article 11.

          (c)   If a claim (an "Indemnified Tax Claim") is made by any Taxing Authority that, if successful, would result in the indemnification of a party under this Agreement (referred to herein as the "Tax Indemnified Party"), the Tax Indemnified Party will promptly, but in no event later than thirty (30) days after receipt of notice from the Taxing Authority of such claim, notify the party obligated under this Agreement to so indemnify (referred to herein as the "Tax Indemnifying Party") in writing of such fact.

          (d)   The Tax Indemnifying Party shall have the right, at its sole cost, to control the defense, prosecution, settlement or compromise of the Tax Indemnified Claim, and the Tax Indemnified Party shall take such action in connection with contesting a Tax Indemnified Claim as the Tax Indemnifying Party shall reasonably request in writing from time to time, including the selection of counsel and experts and the execution of powers of attorney, provided that the Tax Indemnifying Party shall have agreed to pay to the Tax Indemnified Party all costs and expenses that the Tax Indemnified Party incurs in connection with contesting such claim, including, without limitation, reasonable attorneys' and accountants' fees and disbursements. The Tax Indemnified Party shall not make any payment of such claim for at least thirty (30) days (or such shorter period as may be required by applicable Law) after the giving of the notice required by Section 11.8(c), shall give to the Tax Indemnifying Party any information reasonably requested relating to such claim, and otherwise shall cooperate with the Tax Indemnifying Party in good faith in order to contest effectively any such claim.

          (e)   Subject to the provisions of Section 11.8(d), the Tax Indemnified Party shall enter into a settlement of such contest with the applicable Taxing Authority or prosecute such contest to a determination in a court or other tribunal of initial or appellate jurisdiction, all as the Tax Indemnifying Party may reasonably request.

          (f)   Promptly after a final determination the Tax Indemnifying Party shall pay to the Tax Indemnified Party the amount of any Taxes to which the Tax Indemnified Party may become entitled by reason of the provisions of this Article 11.

     11.9   Survival. Anything to the contrary in this Agreement notwithstanding, the representations, warranties, covenants, agreements, rights and obligations of the parties hereto with respect to any Tax matter covered by this Article 11 shall survive the Closing and shall not terminate until the Tax Statute of Limitations Date.

     11.10   Conflict. In the event of a conflict between the provisions of this Article 11 and any other provisions of this Agreement, the provisions of this Article 11 shall control.

ARTICLE 12
INDEMNIFICATION

     12.1   Indemnification.

          (a)   Seller's General Indemnity. Solely for the purposes of indemnification in this Section 12.1(a), the representations and warranties of Seller in this Agreement (other than the representation or warranty in Section 4.16) shall be deemed to have been made without regard to any materiality or Material Adverse Effect qualifiers. From and after the Closing, subject to the other terms and limitations in this Article 12, Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against any and all Losses actually incurred by any of the Buyer Indemnitees (i) that arise out of any breach of Seller's representations or warranties made, as of the Closing Date, in this Agreement, (ii) that arise out of any breach of the covenants or obligations of Seller under this Agreement, (iii) that arise out of the Excluded Assets (whether relating to periods prior to or after the Closing Date), (iv) if CGM is transferred to the Company, that arise out of any of the assets, businesses or agreements of CGM other than the Assumed CGM Obligations, and (v) that relate to the Retained Liabilities.

          (b)   Buyer's Indemnity. Solely for the purposes of indemnification in this Section 12.1(b), the representations and warranties of Buyer in this Agreement shall be deemed to have been made without regard to any materiality or Material Adverse Effect qualifiers. From and after the Closing, subject to the other terms and limitations in this Article 12, Buyer shall indemnify, defend and hold harmless the Seller Indemnitees from and against any and all Losses actually incurred by any of the Seller Indemnitees (i) that arise out of any breach of Buyer's representations or warranties made, as of the Closing Date, in this Agreement, or (ii) that arise out of any breach of the covenants or obligations of Buyer under this Agreement.

          (c)   Limitations on Indemnity.

     (i)   None of the Buyer Indemnitees shall be entitled to assert any right to indemnification under Section 12.1(a) for any breach of a representation or warranty under this Agreement unless (x) the Losses arising from any individual breach of a representation or warranty in the case of a representation or warranty which is not qualified by a Material Adverse Effect or materiality qualifier exceed $100,000, (y) the Losses arising from any individual breach of a representation or warranty in the case of a representation or warranty which is qualified by a Material Adverse Effect or materiality qualifier exceed $350,000 and (z) the Losses arising from all breaches exceed the Deductible Amount, and then only to the extent such Losses exceed, in the aggregate, the Deductible Amount.

     (ii)   The foregoing provisions of Section 12.1(c)(i) shall not apply to any claim arising from a breach of any covenants or obligations of Seller under this Agreement, or any breach of any representation or warranty set forth in Sections 4.1 (Organization), 4.2(a) (List of Companies), 4.2(c) (Encumbrances to Ownership), 4.2(d) (Options), 4.2(e) (Ownership), 4.4 (Authority), 4.5(a) (No Conflict), 4.10 (Taxes), 4.13(e) (Title to Working Gas), 4.15(a)(iv) (Employment and Labor Matters), or 4.18 (Brokerage Fees) (collectively the "Special Provisions").

     (iii)   Notwithstanding the foregoing, with respect to any breach of the representation or warranty set forth in Section 4.8(c), no claim shall be made by any Buyer Indemnitee for indemnification under Section 4.8(c) unless Losses arising from breaches of Section 4.8(c) reach $1,000,000 in the aggregate and then only to the extent such Losses exceed $1,000,000 in the aggregate. For purposes of clarity, a $1,200,000 indemnification claim under Section 4.8(c) would only entitle Buyer to make a $200,000 claim and (subject to Section 7.4(b)) such $200,000 amount would have to be applied against the Deductible Amount before any recovery would be made by Buyer against Seller.

     (iv)   In no event shall Seller ever be required to indemnify the Buyer Indemnitees for Losses under Section 12.1(a), or to pay any other amount in connection with or with respect to the transactions contemplated by this Agreement (excluding the Related Agreements and the transactions contemplated thereby) in any amount exceeding, in the aggregate (x) ten percent (10%) of the Base Purchase Price other than in the case of a breach of any of the Special Provisions or (y) the Base Purchase Price in the case of breaches of the Special Provisions.

     (v)   Notwithstanding anything to the contrary, the indemnification obligations of Seller in Sections 12.1(a)(iii), (iv) and (v) shall not be subject to or limited by the provisions of this Section 12(c).

     (vi)   The amount of any Loss for which a Buyer Indemnitee claims indemnification shall be reduced by: (A) any insurance proceeds actually received by Buyer or a Tejas Company with respect to a Loss; and (B) the value of any net cash tax benefit realized by Buyer in connection with the Loss.

          (d)   WAIVER OF PUNITIVE OR CONSEQUENTIAL DAMAGES.

     (i)   NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT OR THE RELATED AGREEMENTS, BUYER SHALL NOT BE LIABLE TO THE SELLER INDEMNITEES FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE, OR SPECULATIVE DAMAGES, EXCEPT TO THE EXTENT ANY SUCH DAMAGES ARE INCLUDED IN ANY ACTION BY A THIRD PARTY AGAINST A SELLER INDEMNITEE FOR WHICH SUCH SELLER INDEMNITEE IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT.

     (ii)   NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT OR THE RELATED AGREEMENTS, SELLER SHALL NOT BE LIABLE TO THE BUYER INDEMNITEES FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES, EXCEPT TO THE EXTENT ANY SUCH DAMAGES ARE INCLUDED IN ANY ACTION BY A THIRD PARTY AGAINST A BUYER INDEMNITEE FOR WHICH SUCH BUYER INDEMNITEE IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT.

          (e)   Survival. All of the representations and warranties of the Parties set forth in this Agreement, and the obligations set forth in this Article 12, shall survive the Closing. Notwithstanding the foregoing sentence, after Closing, any assertion by any Person that Seller or Buyer is liable for indemnification under the terms of Section 12 of this Agreement, must be made in writing and must be given to the indemnifying Party on or prior to the date that is the earlier of one year after the Closing Date and December 31, 2002, except that (i) any claim arising from a breach of Section 4.10 must be given to Seller on or before the Tax Statute of Limitations Date and (ii) any claim arising from a breach of any of the other Special Provisions must be given to Seller on or before the applicable statute of limitations date. Any claim for indemnification under Sections 12.1(a)(iii), (iv) or (v) may be asserted at any time following the Closing, without regard to limitations imposed by Law.

          (f)   Exclusive Remedy. Except as provided in Article 11, the indemnification provisions of this Article 12 shall be the sole and exclusive remedy of each Party (including the Seller Indemnitees, the Buyer Indemnitees and the Tejas Companies) after the Closing (i) for any breach of the other Party's representations and warranties contained in this Agreement or (ii) otherwise with respect to this Agreement and the transactions contemplated hereby, excluding the Related Agreements and the transactions contemplated thereby.

          (g)   Actual Fraud. Nothing in this Article 12 shall prevent any Party from making a claim against the other Party for actual and intentional fraud (as opposed to any fraud claim based on constructive knowledge or negligent misrepresentation or similar theory).

     12.2   Defense of Claims.

          (a)   Notice. If an Indemnitee receives notice of the assertion of any claim or of the commencement of any Third Party Claim with respect to which indemnification is to be sought from the Indemnifying Party, the Indemnitee will give such Indemnifying Party reasonable prompt notice thereof. In no event shall such notice be given later than ten (10) days after the Indemnitee's receipt of notice of such Third Party Claim. However, the failure to give timely notice will not affect the rights or obligations of the Indemnifying Party except and only to the extent that, as a result of such failure, the Indemnifying Party was prejudiced. Such notice shall describe the nature of the Third Party Claim in reasonable detail and will indicate the estimated amount, if practicable, of the Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party will have the right to participate in or, by giving notice to the Indemnitee, to elect to assume the defense of, any Third Party Claim at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel, and the Indemnitee will cooperate in good faith in such defense at such Indemnitee's own expense.

          (b)   Opportunity to Defend. If within ten (10) days after an Indemnitee provides notice to the Indemnifying Party of any Third Party Claim, the Indemnitee receives notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof. Without the prior written consent of the Indemnitee, which shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third Party Claim which would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder. If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party to such Third Party Claim will be the amount of such settlement offer, plus reasonable costs and expenses paid or incurred by the Indemnitee up to the date of such notice.

          (c)   Direct Claim. Any Direct Claim will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, but in any event not later than twenty (20) days after the Indemnitee becomes aware of such Direct Claim. The Indemnifying Party will have a period of forty-five (45) days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such forty-five (45) day period, the Indemnifying Party will be deemed to have accepted such Direct Claim. If the Indemnifying Party rejects such Direct Claim, the Indemnitee will be free to seek enforcement of its rights to indemnification under this Agreement.

          (d)   Designated Legal Actions.   Buyer shall be responsible for administering and monitoring the defense of the existing legal actions relating to the Designated Legal Actions listed in Schedule 12.2(d) ("Designated Legal Actions"). The Tejas Companies shall retain or assume responsibility for and will indemnify and hold Seller and its Affiliates harmless from all Losses associated with the Designated Legal Actions reflected as items (1) and (2) on Schedule 12.2(d) to the extent they relate to the Business. Seller will indemnify and hold Buyer and its Affiliates harmless from all Losses associated with the Designated Legal Action reflected as item (3) on Schedule 12.2(d) and with the Designated Legal Actions reflected as items (1) and (2) on Schedule 12.2(d) to the extent they do not relate to the Business. Each Party will provide the other with copies of all filings and other documents related to the defense of the Designated Legal Actions. Buyer shall not enter into any settlement of the Designated Legal Actions without Seller's written consent which will not be unreasonably withheld or delayed. Seller acknowledges that Buyer will not have liability to Seller in connection with its administration of the Designated Legal Actions absent gross negligence or wilful misconduct on the part of Buyer.

ARTICLE 13
MISCELLANEOUS

     13.1   Notices. All notices, requests, demands, and other communications required or permitted to be given or made hereunder by either Party (each a "Notice") shall be in writing and shall be deemed to have been duly given or made if (i) delivered personally, (ii) transmitted by first class registered or certified mail, postage prepaid, return receipt requested, (iii) delivered by prepaid overnight courier service, or (iv) delivered by confirmed telecopy or facsimile transmission to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by similar notice):

If to Buyer:

Kinder Morgan Energy Partners, L.P.
One Allen Center, Suite 1000
500 Dallas Street
Houston, Texas 77002
Attention: Joseph Listengart, Esq.
Fax: (713) 369-9410

If to Seller:
InterGen (North America), Inc.
One Bowdoin Square
Boston, Massachusetts 02114
Attention: President
Fax: (617) 747-1778

with copies to:
InterGen (North America), Inc.
One Bowdoin Square
Boston, Massachusetts 02114
Attention: General Counsel
Fax: (617) 747-1778

     Notices shall be effective (i) if delivered personally or sent by courier service, upon actual receipt by the intended recipient, (ii) if mailed, upon the earlier of five days after deposit in the mail or the date of delivery as shown by the return receipt therefor, or (iii) if sent by telecopy or facsimile transmission, when the answer back is received.

     13.2   Entire Agreement. This Agreement, together with the Schedules, the Exhibits, the Related Agreements and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. There are no restrictions, promises, representations, warranties, covenants or undertakings between the Parties, other than those expressly set forth or referred to herein or in the Related Agreements, and that it is not relying on any statement or representation of any agent of any other Party to this Agreement.

     13.3   Binding Effect; Assignment; No Third Party Benefit. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns provided neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld, provided further that either Party may assign all of its rights, privileges and obligations hereunder to any of its Affiliates without such consent. No assignment under this Section 13.3 shall relieve any Party of any of its obligations under this Agreement. Except as provided herein, nothing in this Agreement is intended to or shall confer upon any Person other than the Parties, and their successors and assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

     13.4   Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect.

     13.5   GOVERNING LAW; CONSENT TO JURISDICTION.

          (a)   THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ITS CONFLICT OF LAWS RULES OR PRINCIPLES.

          (b)   THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF TEXAS AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN HARRIS COUNTY, TEXAS OVER ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT

OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH PARTY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BROUGHT IN SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

     13.6   Further Assurances. From time to time following the Closing, at the request of either Party and without further consideration, the other Party shall execute and deliver to such requesting Party such instruments and documents and take such other action (but without incurring any material financial obligation) as such requesting Party may reasonably request to consummate more fully and effectively the transactions contemplated hereby.

     13.7   Disclosure Schedules. Certain information set forth in the Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

     13.8   Counterparts. This Agreement may be executed by the Parties in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

     13.9   Time. Time is of the essence in this Agreement.

     IN WITNESS WHEREOF, the Parties have executed this Purchase and Sale Agreement, or caused this Purchase and Sale Agreement to be executed by their duly authorized representatives, all as of the day and year first above written.

"SELLER"

INTERGEN (NORTH AMERICA), INC.

By:	/s/ CARLOS A. RIVA

Name:	Carlos A. Riva

Title:	Chief Executive Officer

"BUYER"

KINDER MORGAN ENERGY PARTNERS, L.P.

By:	Kinder Morgan G.P., Inc.,
its General Partner

By:	Kinder Morgan Management, LLC,
its Delegate

By:	/s/ JOSEPH LISTENGART

Name:	Joseph Listengart

Title:	Vice President and General Counsel